Autoliv Annual Report 2004

OUR VISION is to substantially reduce traffic accidents, fatalities and injuries.

OUR MISSION is to create, manufacture and sell state-of-the-art automotive safety systems.

OUR STRATEGY is to be vehicle manufacturers' first-choice supplier through:
  Technological leadership
  Complete system capabilities
  Highest-value safety system solutions
  Cost efficiency
  Quality excellence
  Global presence
  Highest level of service and commitment
  Dedicated and motivated employees

OUR VALUES ARE:
Life	- We have a passion for saving lives.
Customers	- We are dedicated to creating satisfaction for our customers and value for the driving public.
Employees	- We are committed to the development of people's skills, knowledge and creative potential.
Innovation	- We are driven for innovation and continuous improvement.
Ethics	- We adhere to the highest level of ethical and social behavior.
Culture	- We are founded on global thinking and local actions.

Reader's guide
As an American company, Autoliv follows Generally Accepted Accounting Principles in the United States (U.S. GAAP) and all amounts are in U.S. dollars unless otherwise stated. This annual report also contains some non-GAAP measures. Management believes that these non-GAAP measures may assist investors in analyzing trends in the Company's business. Investors should consider these non-GAAP measures in addition to, rather than as a substitute for, financial reporting measures prepared in accordance with U.S. GAAP. Data on markets and competitors are Autoliv's estimates that are based on orders awarded to us or our competitors. The estimates are also based on plans announced by vehicle manufacturers or regulatory agencies. "We", "the Company" and "Autoliv" refer to "Autoliv Inc." as defined in Note 1 "Principles of Consolidation" on page 33. For forward-looking information, refer to the "Safe-Harbor Statement" on page 18.

Filing with NYSE and SEC
Information on the work of the Board, compensation to and presentation of directors and senior managers is provided in the proxy statement that is distributed to all Autoliv shareholders with this annual report.

For full disclosure, please also refer to the 10-K and 10-Q reports and Autoliv's other filings with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). These filings (including the CEO/CFO Section 302 Certifications, Section 16 Insider Filings, and the 2004 CEO Certification to the NYSE) are available on www.autoliv.com under Financial Info/Filings and on www.sec.gov. They can also be ordered free of charge from the Company.

Autoliv's Corporate Governance Guidelines, Charters, Codes of Ethics and other documents governing the Company can also be obtained free of charge from the Company or downloaded from the corporate website.

Autoliv's Safety Systems

Autoliv has accounted for virtually all major technological breakthroughs in the occupant restraint industry over the last 20 years and continues to be in the forefront of development. The new Peugeot 407, which was launched in 2004, is an example of a new vehicle with many state-of-the-art safety products from Autoliv.

1. Passenger airbag
Estimated to reduce fatalities in frontal crashes by approximately 20% (for belted occupants). It deploys in 50 milliseconds, half the time of the blink of an eye. The passenger airbag in the new Peugeot 407 is smart. Consequently, the power of the airbag can be tuned to the severity of the crash, using a dual-stage inflator i.e. an airbag inflator with two separate charges.

2. Curtain airbags
Estimated to reduce the risk for life-threatening head injuries by more than 50% when occupants are sitting on the side of the vehicle that is struck. Curtain airbags deploy four times faster than the blink of an eye. Curtain airbags were invented by Autoliv and introduced in 1998. They are manufactured using Autoliv's patented one-piece weaving technology.

3. ACU
The electronic airbag control unit (ACU) is located in the middle of the vehicle, where it is well protected. This electronic brain of the car's safety systems decides not only if and exactly when the seat belt pretensioners should be fired but also if and when each airbag should be deployed. The central unit contains a crash sensor and a microprocessor. There are also satellite sensors in the doors for side-impact collisions. In total, there are four sensor inlets to the ACU in the Peugeot 407 and 15 outlets for the nine airbags and the four pretensioners. The dual-stage inflators in the two smart frontal airbags need two of the outlets each.

4. Knee airbag
Today, when people's lives are saved by airbags and advanced seat belts, it is becoming increasingly important to also reduce knee and leg injuries so people not only survive but can walk and lead a normal life after a crash.
Knee airbags protect both the knees and the upper legs. If the occupant is unbelted, the knee airbag also enhances the protection of the frontal airbag. Knee airbags deploy in 40 milliseconds.
Knee airbags were introduced by Autoliv in 1996.

5. Steering wheel
Many new driver airbags are sourced with the steering wheel and attached with a snap fit, which speeds up the manufacturing process at the vehicle assembly line and reduces weight and material use. Autoliv introduced this concept in 1995. For the Peugeot 407, Autoliv delivers both the 4-spoke standard steering wheel and a 3-spoke, leather-wrapped sports wheel.

6. Driver airbag
Driver airbags are estimated to reduce driver fatalities in frontal crashes by approximately 25% (for belted drivers) and serious head injuries by over 60%. The driver airbag in the new Peugeot 407 has Autoliv's latest invention, a dual-volume bag, which inflates to either 45 or 65 liters depending on the severity of the crash.

7. Thorax side airbags
Thorax or chest airbags were introduced by Autoliv in 1994 and are estimated to reduce the risk of serious chest injuries in side impact crashes by approximately 25%. Thorax side-airbags deploy eight times faster than the blink of an eye. In the new Peugeot 407, thorax bags are standard in the front seats and optional in the back seat.

8. Seat belt systems
Produced by Autoliv since 1956. Seat belts are estimated to reduce the overall risk for serious injuries in frontal crashes by 60-70%. In the Peugeot 407, both the belts in the front seat and the belts in the outboard positions in the rear seat have the advanced seat belt technologies:

Pretensioners which tighten the belt up to 15 cm (6 inches) at the onset of a crash, using a small pyrotechnic charge. Thereby, slack is eliminated and the restraining of the occupant starts as early as possible. The occupant is not caught by a sudden jerk and hence the risk of rib fractures is reduced. Pretensioners were introduced in 1989 by Autoliv.

Load limiters pay out some webbing before the load on the occupant's chest becomes too high. The excessive energy is instead absorbed more uniformly by the frontal airbag. In combination with pretensioners, this reduces the risk for life-threatening chest injuries by 75% in frontal crashes. Load limiters were introduced by Autoliv in 1995.

Summary 2004
  Record sales, earnings and cash flow
  Strong market growth for side airbags
  Market share gains in seat belts, electronics and steering wheels
  Rapid expansion in Asia
  Substantial share buy-backs and dividend increases

U.S.$	2004	2003	Change
Sales (in millions)	6,144	5,301	+16%
Operating income (in millions)	513	427	+20%
Net income (in millions)	326	268	+22%
Earnings per share	3.46	2.81	+23%
Cash from operations (in millions)	680	529	+29%
Return on shareholders' equity (%)	13.2	12.2	+8%
Dividends paid (in millions)	70	51	+37%

Net Sales In 2004, Autoliv's sales continued to outgrow the light vehicle production in Europe, North America and Japan. Consolidated sales rose by 16% to $6.1 billion and organic sales by 8%, despite flat vehicle production in these, Autoliv's most important, markets. Since 2000, Autoliv's sales (including acquisitions and currency effects) have grown by almost 50%, compared to a 4% decline in the light vehicle production in these markets. Earnings Per Share The turnaround since 2001 continued in 2004 and earnings per share, assuming dilution, hit a record-breaking $3.46, an increase of 23% from 2003. In 2001, earnings were hit by a drop in vehicle production, peaking raw material prices and negative currency effects. Pro forma numbers show earnings using the same accounting principles for all years and exclude Unusual Items in 2001. Cash Flow In 2004, operations continued to generate over one-half billion dollars in cash before capital expenditures and reached a new all-time-high of $680 million. After capital expenditures, net, cash flow improved by 30% from 2003 to $368 million. This cash was used for reduction of net debt ($186 million), stock buy-backs ($144 million) and dividend payments ($70 million).

Strong Improvement Trend Continues - President's Letter

Dear Shareholder,
The favorable trends continued and 2004 became the best year ever for your company. Despite flat vehicle production in our most important markets,
- Autoliv's sales increased by 16% and by 8% excluding currency effects and acquisitions
- net income improved by 22% and
- earnings per share rose by 23%.

Since 2001, sales have jumped by more than 50% and organic sales (i.e. sales excluding currency effects and acquisitions/divestitures) have increased by 22%, despite flat vehicle production in our most important markets. During the same period, net income and earnings per share have tripled, even after adjusting for one-time items.

  Return on equity grew to 13% in 2004, representing more than twice the level reached in 2001. The return on equity in 2004 also exceeds the record level in 1997, when our industry was positively impacted by the "airbag boom" of the 1990s.

  Another important area of improvement is cash generation, which hit $377 million before financing activities in 2004, compared to $253 million in 2003. This means a free cash flow yield of more than 9% (cash flow relative to Autoliv's average market capitalization during 2004 of $4 billion).

  We have utilized the strong cash flow to create shareholder value. To begin with, we have raised the quarterly dividend per share by more than 170% since 2002, including the dividend for the second quarter 2005. Secondly, we have created value for you by investing $320 million since 2000 in share buy-backs at an average cost of $27.61 per share. At the end of 2004, when our share closed at $48.30, the market value of this investment exceeded half a billion dollars.

STRATEGIES FOR THE FUTURE

Customer Mix
Over the past five years we have invested aggressively in Asia, primarily in Japan, Korea and China. With these investments, our market share in Japan has grown to 20%. Equally important is the superior global customer mix that we have attained through this expansion. Many Asian vehicle manufacturers have set up production in North America and Europe and take market shares from our traditional customers. For Autoliv's long-term success it is therefore crucial that this strategy has been successful.

Market Mix
Our investments in Asia are also important because vehicle production in this region grows more than twice as fast as in Western Europe and North America. Already in 2005, Asia is expected to become the leading vehicle-producing region in the world, larger than both Western Europe and North America.

  The average safety content in Asian vehicles is still much lower than in vehicles in our traditional markets. But more vehicles in Asia are being equipped with improved seat belts, frontal airbags and sometimes even side airbags. As a consequence, the Asian automotive safety market is expanding much faster than our traditional markets, and already before the end of this decade the Asian markets could become the largest market in the world for our industry. Our position in this region and our superior global reach will then be a tremendous competitive asset.

Cost reductions
Our strategy to move production to low-labor-cost countries has been key in offsetting the pricing pressure from customers. In 2004, we closed our Dutch assembly plant and made the decision to move the remaining seat belt manufacturing in Sweden to Estonia. We now have 35% of headcount (39% of the permanent employees) in low-labor-cost countries, compared to 31% a year ago and less than 10% six years ago when the focus on production reallocation was initiated.

R,D&E investments
In line with our strategy we continued to invest heavily in R,D&E (Research, Development and Engineering). In 2004, these net expenditures rose by 21% and amounted to 6.0% of sales.

  In 2004, we launched the world's first asymmetric driver airbag that is integrated with a new steering wheel. Thanks to an ingenious fixed hub in the steering wheel, the driver airbag does not have to be round any longer but can be designed to provide optimal protection (see page 13).

Market Growth
Last year, we continued to expand our manufacturing capacity, mainly for side airbags. We also see a particularly strong demand for the Inflatable Curtain (sales were up 50% in 2004).

  In 2004, the U.S. government proposed new regulations that could, in effect, mandate such curtain airbags on all new vehicles by 2011. As a result, we expect the sales of this product to continue to grow during the rest of this decade.

PLANS FOR 2005

In 2005, we expect to strengthen our presence in the Asian markets. We are building three new plants in China for steering wheels, electronics and micro gas generators. An existing plant in China will be converted into a seat belt plant for export to Australia and other high-cost countries in the Asia Pacific Region.

  We will also, in 2005, explore the opportunities in active safety systems in addition to protecting and strengthening our competitive edge in our core business, i.e. passive safety systems. We plan, for instance, to launch our first significant active safety system before the end of the year. It will be a night vision system with an infrared camera. In passive safety systems we will also launch a new product, a side curtain airbag for convertibles.

  We will continue to consolidate our supplier base. As existing long-term contracts expire, we will gradually reduce the number of suppliers from over 2,000 to less than 500.

  The move of our own production to low-labor-cost countries will continue, particularly to Mexico, Romania and China. But the greatest cost-savings potential is to purchase more components from low-cost countries and to reduce the number of product versions. In seat belt products, for instance, our current 5-year program calls for a reduction of 50% in the number of product versions.

  Finally, we will continue to invest in additional capacity for the Inflatable Curtain in response to the expected new regulation in the U.S. on side-impact protection.

OUTLOOK

In 2005, light vehicle production is expected to increase by less than one percent in our major markets, i.e. North America, Europe and Japan. The vehicle model and customer mix that have been very favorable for us during the last two years should continue to assist us in North America. In Europe and Japan, however, there will be no significant vehicle introductions that could boost our growth as in 2003 and 2004.

  The demand for the Inflatable Curtain should continue to be strong. The rate, however, by which sales of this new product grows will inevitably slow down as the sales volumes increase each year.

  Given current exchange rates, sales could be favorably impacted by 4%.

  In summary, this means that we expect sales to grow faster than the underlying market but not as much as in 2004 when we outperformed light vehicle production in the Triad by as much as 8%. In 2005, we should also continue to take market share. We should therefore be able to meet our target to grow faster than our market.

  We are confident that we will be able to continue reducing our internal costs, but rising prices of steel and other raw materials will have a negative effect on cost reduction results at least in the short- and medium-term perspective (our raw material exposure is described on page 25).

  In conclusion, we believe we could hit another sales record in 2005, but it will be difficult to improve operating margin even further at least as long as the current pricing pressure from raw materials continues.

Lars Westerberg

Profitability Returns on equity and capital employed have gradually improved since the low point in 2001 and are at 13% and 16%, in 2004, record highs for the new Autoliv company that was started in 1997.

Headcount Allocation Total headcount has increased by 33% since 1999 to nearly 40,000 compared to sales that have increased by 61% during the same period. This sales increase has been achieved despite an 8% reduction of headcount in high-labor-cost countries which are the dominant markets for automotive safety products. As a consequence of this headcount allocation, Autoliv now has 35% of its headcount in low-cost countries compared to 31% in 2003 and less than 10% in 1999.

Sales Mix Autoliv's sales mix has diversified since 2000 when we started to accelerate our investments in Japan and the other Asian markets. Now the rapidly-growing markets in the Rest of the World (RoW) (i.e. mainly Asia excluding Japan) account for 10% of revenues compared to 5% in 2000. Autoliv's dependence on the "Big 3" in North America (GM, Ford and Chrysler) has declined from 22% to 16% of sales during the same period. This also reflects the weaker U.S. dollar.

Value Drivers - Maximizing Long-Term Cash Flow

Our value-creating process focuses on long-term cash flow. This should provide funds for competitive returns to shareholders - in addition to maintaining earnings momentum and an adequate financial position. We therefore focus on growing earnings per share, while limiting the capital required for taking full advantage of Autoliv's growth potential.

TOPLINE GROWTH

One of Autoliv's targets is to outperform the global occupant restraint market.

  This target has been met every year for the last several years. Our market (i.e. the global automotive safety market) has risen on an average of 5% since 1997 when the new Autoliv company was started. At the same time, Autoliv's sales have grown at an annual average rate of 10%, and by about 6% excluding acquisitions, divestitures and currency translation effects.

  In units sold, the market and Autoliv's sales have grown even faster, but the values in dollars have been affected by the continuous price pressure on automobile components.

Market Share Gains
Autoliv is well positioned to continue to achieve superior growth, although we may not always be able to outperform our market.

  Our Company is better positioned in the market's growth areas, such as side airbags and advanced seat belt technologies. We have strong positions in the emerging markets in Asia where both vehicle production and the safety content per vehicle are growing fast.

  Compared to most of our competitors, we also have a better position with the frontrunners among the vehicle manufacturers, i.e. those who are taking market share and rapidly increasing their production volumes.

  Consequently, we expect to continue to increase Autoliv's market share long-term.

Market Growth
Our market should also continue to grow, mainly as a result of new regulations and new technologies that increase the safety content per vehicle. Hence the average sales value per vehicle will increase for our industry.

  The most important new regulation is the proposal from the U.S. Department of Transportation to introduce new side-impact test requirements for all new vehicles in the United States. This regulation, which Congress is expected to approve in the fall of 2005, could significantly increase the demand for curtain airbags and other side-impact airbags over the next several years.

  In addition, forecasting institutes expect global light vehicle production to continue to grow at approximately 3% per year due to strong growth in Asia.

COST CONTROL
Nearly 50% of Autoliv's revenues are spent on components and other direct materials from external suppliers (see graph "Cost Breakdown"). Another 27% of revenues are used for salaries and other costs for employees (most of whom are in manufacturing).

  R,D&E (Research, Development and Engineering) currently takes 6%, and S,G&A (Sales, General and Administration) about 5% of sales. Both R,D&E and S,G&A expenditures are primarily salaries.

Direct Material
Our long-term target is to annually reduce direct material costs by a level consistent with the decline in market prices for our safety systems. In 2004, we reduced our direct material costs by slightly more than 2%, which was somewhat less than targeted due to higher prices in the steel market. The steel content in purchased components amounted to 5% of sales (i.e., approximately $300 million) in 2004.

  The most efficient cost-reduction method is redesigning and replacing existing designs and components with new, more cost-efficient ones. In 2002, for instance, we launched a redesigned passenger airbag that has 40% less weight than the previous product generation. Using fewer components also accelerates the manufacturing process, thereby reducing costs even more.

  Another cost-reduction method is the current supplier consolidation program, which is expected to reduce our global supplier base from over 2,000 suppliers to less than 500 in a few years. We are also increasing our component sourcing in low-cost countries.

Labor Costs
Our target is to improve labor productivity by at least 5% per year to offset higher labor costs. In 2004, labor minutes per manufactured unit decreased by 6%.

  In addition, we continue to reallocate jobs to low-labor-cost countries. In 2004 alone, headcount in these countries increased by 2,500 to 35% of total headcount.

  Thanks to these measures total labor costs have remained unchanged in relation to sales since the beginning of the decade despite pricing pressure from customers, salary increases and expansion in R,D&E, which has been concentrated in high-labor-cost countries where most vehicle models are being developed.

SHORT-TERM CASH FLOW

Roughly one-third of Autoliv's costs are relatively fixed. As a result, our short-term earnings are highly dependent on capacity utilization in our plants and are therefore sales dependent. Cash-flow also depends on the timing of payments from customers (primarily the ten largest vehicle manufacturers). Short-term cash flow could therefore swing substantially from month to month.

  Total production levels in our major markets are good overall indicators of Autoliv's capacity utilization, but the production levels of individual vehicle models are most critical, since many under-utilized production lines cannot be used to supply another car model.

CASH REQUIREMENTS

During the next few years, cash needed for working capital is targeted to remain below 10% of sales (although it may fluctuate somewhat between quarters). This key ratio declined from 10% at the beginning of 2004 to 8% at the end of the year.

  It is also our policy to maintain net debt significantly below three times EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) and an interest coverage ratio significantly above 2.75 times. Since these ratios were 0.8 and 14.8, respectively, at the end of 2004, there is no need for further debt reductions.

  We believe that depreciation (including amortization) will be adequate for covering anticipated capital expenditures during the next few years.

  The need for additional manufacturing capacity could, however, be affected by the above-mentioned new side-impact test regulation in the United States.

Capital Employed
We have a number of initiatives for better utilization of capital employed, such as plant consolidations, outsourcing and moving to low-labor-cost countries where less capital-intensive manufacturing processes can be used.

  Currently, 53% of Autoliv's capital employed consists of goodwill and other intangible assets (mainly from the acquisition of Morton ASP in 1997). In 2004, the return on total capital employed was 16% on average. However, on the tangible asset portion (i.e., capital employed excluding goodwill and other intangible assets) the return was 40%. As long as we grow Autoliv's business organically - and we currently do not foresee any major acquisitions - the intangible assets will not increase. Consequently, Autoliv could continue to grow its earnings faster than capital employed.

Returning Funds
In summary, Autoliv has the potential to continue to generate strong free cash flow, cash that should be returned to shareholders.

  In 2004, we repurchased 3.4 million shares for $144 million (i.e., an average cost per share of $41.88). Since the repurchase program was started in 2000, 11.6 million shares have been repurchased at an average cost of $27.61 per share. At the end of 2004, when the Autoliv share closed at $48.30, the market value of this investment of $320 million exceeded half a billion dollars. In addition, we have raised the quarterly dividend per share by more than 170% in five steps including the increase of the second quarter 2005.

  We are continuously evaluating the best ways to compensate shareholders. For this evaluation, the Board uses internal forecasts, external advice from an investment bank as well as analysts' target prices for the Autoliv stock.

  In addition, the Board takes tax effects into account to make sure that funds are returned to shareholders in the most efficient way, thereby creating the highest possible shareholder value out of all available market and business conditions.

Cost Breakdown Of Autoliv's revenues, nearly 50% is used for buying components from external suppliers. (The raw material portion of these costs is 33%, and the remaining 67% are value added in the supply chain.) The second most important cost to control is labor, which represents 27% of sales, including 11% for direct labor in manufacturing and 16% in indirect labor in overhead and research and development. The 16% in "Other costs" include depreciation, freight, insurance and a variety of other small cost items.

Four Ways to Create Shareholder Value When analyzing what to do with cash flow from operations ($680 million in 2004), we use this model. Since the Company pays less than 5% interest on marginal loans while Autoliv's return on equity is 13%, it is not profitable to reduce debt further, following the net debt reduction in 2004 of $186 million. Dividend payments increased to $70 million, from $51 million in 2003. Since the return on equity is much higher than the cost of equity, we invested more than $300 million in our business. Management also believes that buying back Autoliv stock is a good investment. Consequently, $144 million of the year's cash flow was used to repurchase Autoliv shares.

Return to Shareholders Since 2000, Autoliv has increased its dividend payments to shareholders by 56% from $45 million to $70 million in 2004. In addition, the Company has returned $320 million to shareholders by buying back 11.6 million Autoliv shares at an average cost of $27.61. In 2004, the dividends of $70 million corresponded to an annual yield of close to 2.0%. Including the $144 million for repurchased shares, Autoliv returned $214 million or 67% of the 2004 net income to shareholders corresponding to 5% of the Company's average market capitalization during 2004.

Value Drivers - The Market

MARKET BY PRODUCT

On average, Autoliv's market (i.e. the global automotive safety systems market) has grown by 5% since 1997 when the new Autoliv company was formed. This growth is net of price reductions.

  In 2004, when the strong Euro and Yen boosted growth of the market by 5%, the market rose by a total of 11% to $16 billion. However, in 2001, currency effects in combination with declining vehicle production reduced the market by 2%.

  Growth is primarily driven by side airbags and smart frontal airbags, which mainly drive the need for more advanced safety electronics. Side airbags now account for 16% of the market compared to 2% in 1997. This trend benefits Autoliv since we have a relatively strong position in this product area.

  The safety electronics product area has grown at an annual average rate of 8% and now accounts for 21% of the market compared to 18% in 1997. To take advantage of this superior growth we acquired Visteon Restraint Electronics in 2001.

  The frontal airbag area has recovered after a decline in 2001 that was due to fierce pricing competition, lower vehicle production and the temporary weakness of the Euro. This product area accounted for 34% of the market in 2004, compared to 48% in 1997. Sales of frontal airbags have been virtually unchanged since 1997 while the overall market has continued to grow.

  The seat belt area has continued to grow by 4% per year, despite the fact that seat belts were introduced more than 40 years ago. Seat belt systems are continuously being upgraded with new features such as pretensioners, automatic height adjusters and load limiters. This trend benefits Autoliv as the industry's technology leader. The seat belt product area accounted for 29% of the market in 2004, compared to 32% in 1997.

OUR SALES BY PRODUCT

Autoliv's sales have grown by 89% since the Company was started in 1997. This is an average annual growth rate of 10%.

  Acquisitions have contributed 3% on average per year to the top-line expansion while currency effects have increased sales on average by 1% per year.

  Sales growth has been particularly strong for side airbags and electronics. As a consequence, side airbags now account for 20% of sales compared to 4% in 1997, and electronics for 9% compared to 5% in 1997. This is the effect of Autoliv's introduction in 1994 of the world's first side airbag for chest protection and, in 1997, of the world's first head airbag for side-impact protection. The growth in electronics is due to both the acquisition of Visteon's Restraint Electronics in 2001 and to market share gains.

  Sales of seat belts have increased by 133% as a result of market share gains, driven by Autoliv's strong position in pretensioners and other new seat belt technologies. Our inroads into the Asian markets have been a key part of our success. Seat belts now account for 33% of revenues compared to 26% in 1997.

  Since 1997, Autoliv's dependence on the frontal airbag product area has decreased from 42% to 26%.

  Other products include airbag inflators, steering wheels and seat components. These products accounted for 12% of revenues in 2004 compared to 23% in 1997.

  Competition and profitability vary between our products, but the difference is generally small because vehicle manufacturers increasingly buy all safety products in a car model as one combined system and not as individual items. Our profitability depends more on the sales success of individual car models.

MARKET GROWTH DRIVERS

Autoliv's market is driven by increasing global vehicle production as well as by the growth in safety content per vehicle. On average, these trends have caused the market to rise at annual rates of 2.2% and nearly 3%, respectively, since 1997.

  Vehicle production is driven by GNP growth and fluctuates with the business cycles in individual markets. The age of the vehicle fleet influences demand less than GNP growth.

  The safety content per vehicle is driven by introductions and higher penetration rates of new airbags and other new technologies. Equally important are new regulations and crash test programs. The average supply value per vehicle was $258 in 2004 according to our estimates. However, the gap between the low-end cars and the best safety-equipped vehicles was more than ten times - providing great potential for improvements among less well-equipped vehicles while manufacturers' strive to defend the superiority of their best-equipped vehicles. As a result, the safety content per vehicle is expected to continue to rise.

  In the regulatory field, the most important recent event is the proposal from the U.S. Department of Transportation to introduce even more stringent side-impact test requirements for new vehicles. This could significantly accelerate the demand for curtain airbags and other side-impact airbags. In Europe and Japan, there are plans to introduce tougher regulations for pedestrian protection. This could possibly impact the market in 2010 and beyond.

OUR SALES BY REGION

Autoliv's sales in the Rest of the World (RoW) have increased by an average of 29% since 1997 and now account for 10% of consolidated sales compared to 4% in 1997. This change mainly reflects our aggressive investments in Korea, China and other Asian markets where both vehicle production and the demand for safety systems are increasing rapidly.

  At the same time, Autoliv's high dependence on the European markets has declined from 61% in 1997 to 57% in 2004, despite the fact that sales in Europe have increased by approximately 70% during that period. Europe's share of Autoliv's revenues has fluctuated with the weakening of the Euro in 2000-2001 and its strengthening in 2003-2004.

  Autoliv's dependence on the North American market has remained at 25% despite GM's, Ford's and Chrysler's loss of market share. Sales to the "Big 3" in North America now accounts for 16% of global sales compared to 22% in 1997. But Autoliv has managed to offset this trend by increasing sales to Asian customers in North America. As a result, sales to the Asian and European vehicle plants in North America have increased from 3% in 1997 to 9% in 2004.

  The Japanese market continues to account for nearly 10% of sales. The most important individual markets are in the United States, Germany, France, Japan, Great Britain, Spain and Sweden (which accounts for 6% of revenues).

MARKET BY COMPANY

Autoliv has steadily increased its market share and now commands more than one-third of the global market.

  Our competitive edge is technological leadership, superior global presence and system capabilities with in-house expertise in all key competence areas. We have also advanced our positions in Asia to take advantage of the superior growth in that region. This has also given us a better customer mix globally than most of our competitors.

  Takata, which accounts for approximately one fifth of the market, is a Japanese family-owned company. Takata has grown its business as a result of the global success of the Japanese vehicle manufacturers.

  TRW Automotive, which also has about a fifth of the market, is an American company that was acquired in 2003 by the Blackstone equity fund. In 2004, TRW made a public offering and listed 24% of its shares on the New York Stock Exchange.

  All the other competitors (including Key Safety Systems i.e. formerly Breed) account for about 25% of the market.

OUR SALES BY CUSTOMER

In 2004, Ford and its companies (e.g. Volvo with 8%) accounted for 23% of Autoliv's revenues (compared to 24% in 2003). Renault/Nissan accounted for 15% (14% in 2003) and GM companies for 12% (12% in 2003).

  Volkswagen and Peugeot/Citroën are just below 10%, while Toyota and DaimlerChrysler are at 7%.

  From a risk point of view, it is important that no contract accounts for more than 6% of consolidated sales. Our largest contract is due to expire in 2009. Each contract typically involves one vehicle platform and is usually valid as long as that platform is produced (approximately 4-5 years).

  The contracts are awarded approximately three years before production starts.

Research & Development - A Key to our Leadership Position

Autoliv has accounted for virtually all of the major technological breakthroughs in our industry over the last twenty years. This has contributed to establishing Autoliv as the industry's global sales leader with superior profitability. Now the pursuit for new cost-efficient safety technologies continues - in addition to implementing further improvements and cost reductions in existing products.

  According to the World Health Organization over one million people are killed in traffic accidents every year throughout the world, despite safer vehicles and safer roads as well as the advent of airbags. If the trend continues, twice as many will perish by 2020 and road traffic accidents will become the third leading cause of death (compared to the ninth position today).

TOTAL SAFETY CONCEPT

Our Research, Development and Engineering (R,D&E) stretches all the way from pre-crash projects to in-crash and post-crash projects.

  Our pre-crash systems include the Active Seat Belt, which pulls in a few inches of webbing when it senses an imminent crash. It also releases the webbing if the driver manages to avoid the impact.

  New in-crash systems are the Pedestrian Protection Airbag (PPA) and an Active Hood, which deploys upward to provide a flexible surface to prevent the pedestrian's head from hitting the hard engine block.

  Our post-crash systems include "mayday systems" such as an On-Call System, which automatically calls an emergency center after a crash.

  In addition to these projects and products in passive safety that are aimed at injury prevention, we are developing a series of active safety systems aimed at accident prevention. These systems operate before the pre-crash phase when the crash is still potentially avoidable. In this area, we develop such systems as an infrared-based Night Vision System and a Pre-Crash Radar.

PATENTS AND TRADEMARKS

Autoliv holds just over 3,200 patents which is consistent with recent years, after an increase of approximately 50% a few years ago (partly due to a new patent policy).

  The patents, which cover several product areas and technologies, expire on varying dates through the year 2024. The expiration of any single patent is not expected to have any material adverse effect on Autoliv's financial position.

  We also hold a few trademarks, but trademarks are less important than patents in our industry, since products are not sold directly to the car buyers.

  During 2004, gross expenditures for R,D&E (research, development and customer application engineering) rose by 11% to $461 million, corresponding to 7.5% of sales compared to 7.9% in 2003 and 6.4% in 2000.

  Of the 2004 amount, $93 million was related to customer-funded engineering projects and crash tests (compared to $112 million in 2003).

  Net of this income, we spent $368 million corresponding to 6.0% of sales, compared to 5.8% in 2003 and 4.8% in 2000.

AUTOLIV'S PRODUCT DEVELOPMENT SYSTEM

The Autoliv Product Development System (APDS) is a systematic procedure for detecting any weaknesses as early as possible in a potential new product. In this way, we eliminate the risk that large amounts are spent on projects that later turn out to be "dead-ends".

  Ideas for new projects mainly come from our own research and development. With 3,700 people in R,D&E and 20 crash tracks in nine countries, we have more technical resources in automotive safety than any other company. Hundreds of new vehicles are tested in crashes every year. We perform several thousand sled tests and do tens of thousands of crash simulations on computers.

  All of these tests give us unique insight into the way vehicles and car occupants behave during crashes.

  Our research is also conducted in consultation with the vehicle manufacturers and the Autoliv Technical Advisory Board, which consists of four world-leading professors in safety and biodynamics from Japan, Sweden, the U.K. and the U.S. In addition, we research accident databases to select the projects that have the best return/risk ratio. In addition, the whole concept is explored in a feasibility study before a possible development project is allowed to be started.

  After this pre-APDS study, prototypes may be produced and tested. The final control in this phase is called Tollgate 1.

  Provided that the project passes this checkpoint, the prototypes are further validated until the product design can be frozen and finally approved in Tollgate 2. This makes it possible to order tools and assembly lines and to manufacture qualification samples. If the samples pass Tollgate 3, several full-speed production runs will be performed. This will verify the stability of the manufacturing process, and this is the last and definitive Tollgate.

  To further reduce Autoliv's financial risk it is our policy to try to get a customer, i.e. a vehicle manufacturer, involved in a project as early as possible. Consequently, the vast majority of Autoliv's 2,500 existing R,D&E-projects (and associated costs) relate to application engineering on existing products based on supply contracts from customers.

  No single development project accounts for more than 1% of Autoliv's total R,D&E spending.

TWO RESEARCH & DEVELOPMENT PROJECTS

New Side-Impact Airbag
Curtain airbags have proven to be very efficient in side-impact collisions. However, so far it has not been possible to use them in convertibles, since curtain airbags are deployed from the roof.
  Currently, many convertible vehicles use "combo bags" for side-impact protection. These are chest bags with an extension that inflates upwards to protect the head. But the extension could be wobbly since it - unlike a curtain airbag - is not attached to any roof pillars. There is also a risk that the occupant's head misses or slides off the relatively narrow head extension of the combo bag.
  To address these drawbacks we are developing a specially designed door-mounted airbag. It is made up of a multitude of small cells (like the walls in a beehive) in three layers. This ingenious structure gives it unsurpassed stability in addition to the necessary cushioning capabilities. As a result, the new airbag will not only be used in side-impact collisions but also in rollovers, because the inflated structure will be strong enough to keep occupants in the car in many such crashes.
  The three layers of cells are manufactured by our weaving company near Manchester, U.K., using Autoliv's patented one-piece weaving technology.

Fixed-hub Steering Wheel with Optimized Airbag
To date, driver airbags have had to be round and symmetrical. The top of the bag should protect the occupant's head as well as the abdomen and chest, whether the wheel is turned or not. However, the head and the chest have different weights and are at different distances to the bag. Consequently, neither the top nor the bottom of a driver airbag can be optimized for just one body part, unlike passenger bags which are fixed and can be rectangular. To address this situation, we have developed a steering wheel with a fixed hub. As a result, future driver airbags can even be designed with an appendix airbag that prevents the driver from hitting the windshield pillar in oblique crashes. The fixed-hub steering wheel also eliminates the need for a connecting coil. Without this mechanism, the wires to the horn and the other controls on the steering wheel would wear out due to the constant turning during the life of the vehicle. Now, an almost unlimited number of direct cable connections can be made, and car designers have the freedom to locate many more controls on the steering wheel where they will be more visible and easily accessible at a fingertip's distance. The new fixed-hub steering wheel is being introduced in the new C4-model where Citroën has put as many as 21 controls on the steering wheel.

Human Resources - Investing in People

Our Human Resources (HR) organization and activities support Autoliv's overriding profitability target by making sure that our Company offers an attractive and safe workplace and by making sure that we have enough skilled, talented and well-motivated people to maintain growth.

PEOPLE DEVELOPMENT AND LEADERSHIP

We have significantly increased our investments in development programs. We offer a wide range of such programs, including on-the-job training, job-rotation and international assignments.
  We also have a program for identifying employees with high potential who are offered development plans, including leadership training and expatriate positions.
  In addition to attracting and retaining talented professionals, our target is not only to have a balance between men and women, but also a diversity of age groups and nationalities and that 70% of our newly appointed managers should be internally recruited. To meet these targets, a new succession-planning program for all key positions worldwide was introduced during 2004.

EQUAL OPPORTUNITY

Our Code of Ethics draws on the "Global Sullivan Principles of Social Responsibilities" and on the principles of the United Nations' "Global Compact".
  Consequently, we promote equal opportunities for all employees at all levels irrespective of such issues as color, race, gender, age, sexual orientation, ethnicity or religious beliefs and we condemn the exploitation of children or other forms of abuse. We particularly strive for an increased number of women in managerial positions, which is reflected in our identification process for high-potential employees.
  Our code of ethics is available at www.autoliv.com under "Governance".

HEALTH AND SAFETY

To remain an attractive employer, we also invest in the well being of our associates. These investments range from safe and healthy workplaces and competitive compensations, to ethical principles and promoting sustainable development.
  The injury rate is very low in our plants. All plants' safety records are benchmarked on a quarterly basis to reduce the levels even more.
  Labor absenteeism in our West European plants typically amounts to 6-10% while the absenteeism levels in our plants in America and the rest of the world are 2-3% despite almost identical manufacturing processes. Even if the difference is due to the public health care compensation programs in Europe, reduction of labor absenteeism remains an important target for us.

THE GLOBAL CULTURE
To take full advantage of Autoliv's superior global reach, the core values that were established last year have been communicated in the relevant language in each country throughout our global organization. These core values and our ten leadership principles have also been integrated into our new global leadership-training program.
  To strengthen global cooperation within the group, the annual bonuses to key employees are mainly measured on the consolidated income of our group.
  International assignments contribute to personal development and global cooperation. These assignments continue to be on a high level some  200 assignments during 2004  following a fourfold increase during the past few years.
  To support the growing Asian market a talent pool for the region has been established.

Total Headcount
The total headcount in Autoliv has increased by 23% to almost 40,000 at the end of 2004 from 32,400 in 2000. Of the headcount in 2004, 13% are temporary, hourly workers mainly in high-labor-cost countries in order to provide greater flexibility in case of a recession. Of the total headcount, 65% are direct workers in manufacturing and another 20% are headcount in the production overhead. Close to 10% of headcount are involved in R,D&E and 5% work in Sales and Administration.

Headcount by Age and Gender
One percent of the employees are women under 20, 7% are women between 20 and 25 years, and 11% are men between 26 and 30 years. Currently, 45% of headcount are women. The average age of the employees is 35 years. The age distribution reflects Autoliv's rapid expansion, which has led to many younger, newly employed people.

Training Days
The number of days invested in employee training and development has tripled to six days on average from less than two in 2001. The sharp increase is partly due to a more comprehensive reporting system.

Environment - Lifecycle Analyses in Focus

Our environmental management goes beyond the legal requirements, since recyclable and environmentally friendly products are a competitive tool in the automotive industry.

  Our environmental management is based on analyses of the entire lifecycle of our products. This is important since the environmental impact from using a product or producing its raw materials could be much greater than the impact from the product's manufacturing and assembling process. For Autoliv's products this is typically the case.

  Most of our products are produced from steel and other metals or plastics and other oil-based materials. The products are installed in vehicles where their weight will affect the gasoline consumption and emission during the long life of the vehicle. Our products could also effect the environment when the vehicle is scrapped, if due attention is not paid to the material selection.

  As a result, we focus on all phases of a product's life, and not only on the manufacturing phase that, in our case, is the phase that has the least environmental impact. In effect, the environmental effects from most of our plants are so low that they can be compared with the effects from service companies (see graph below).

BEFORE MANUFACTURING

The most important contribution we can make to the environment is to redesign and develop environmentally-friendly safety systems with low weight. Our latest passenger airbag has 40% less weight than the previous product generation. Our latest buckle pretensioner has 70% less weight than the first generation. These two examples alone save 20,000 tons annually (mainly steel) and lead to a corresponding environmental improvement in our supply chain.
  Now we drive this trend on by continuously making our products smaller and lighter.
  We also work closely with our suppliers in several other respects and require them to implement an international environmental management standard, preferably ISO 14001. We also require them to adhere to our environmental policy (see www.autoliv.com under Social Responsibilities).

INTERNAL IMPROVEMENTS
It is our policy that every Autoliv facility shall be certified according to ISO 14001. At the end of 2004, the certified plants accounted for more than 95% of our revenues (see graph below). The few remaining plants are essentially new manufacturing facilities that have not been certified yet.
  Our plants monitor relevant environmental factors, such as energy consumption, water consumption and freight (see graph below).
  Since the environmental impact from our manufacturing process is low, we focus on reducing freight and packaging materials, where we have the highest savings potentials.

AFTER DELIVERY
We actively support our customers in their environmental programs. We are, for instance, represented in the Ford Supplier Sustainability Forum together with ten other leading Ford suppliers who have a track record of being at the forefront of environmental management.
  The most significant contribution we can make to our customers' environmental targets is to continue to reduce the weight in our products, thereby reducing vehicles' energy consumption and emission. This will help meet the vehicle industry's new commitment that carbon dioxide emissions in Europe should be reduced by 30% in new vehicles.
  The European directive End of Life of Vehicle (ELV) requires that 85% of the material in all new vehicle models should be recoverable by 2006 and 95% should be recoverable by 2015.
  Although the ELV does not specify recovering levels for individual car components (such as airbags) but only states the recovery levels for the whole vehicle, we will make sure that our products will contribute to meeting these standards.
  The EU-directive also bans the use of hazardous substances such as lead. Currently, some of our igniters for airbags contain lead (less than one-hundredth of a gram). These igniters will be phased out within the required time limit.

Greenhouse Effect Comparison
In relation to sales, the carbon dioxide emission from a typical Autoliv assembly plant is seven to ten times less than from most manufacturing plants in engineering companies. In fact, the emission levels are comparable to the emission of a service company. The comparison is based on an index that Folksam, a Swedish insurance company, has developed.

Environmental Certifications
At the end of 2004, 80% of Autoliv's facilities had been certified to ISO 14001, an international environmental management standard. These facilities account for more than 95% of consolidated sales. The operations not yet certified are mainly new facilities.

Environmental Indicators
From the levels recorded in 2000 a typical Autoliv plant has reduced its energy and water consumption in relation to sales to 70% and 60%, respectively. Transportation has become more than 20% more efficient than in 2000.

Quality Management- A Key to our Profitability

Our products never get a second chance. Continuous focus on quality is therefore key to the competitive edge of our products and our profitability.

  To reach the excellent quality required for safety products, we have - for many years - applied a "zero defect", proactive quality policy. This pursuit of excellence stretches all the way from the initial development of a new product to the disposal of the product after many years of use in a car.
  To ensure that a new product is robust and that it does not have any hidden weaknesses that might appear after several years, we apply a stringent process called the Autoliv Product Development System (APDS, see page 12). In 2004, we enhanced this process by introducing a new Pre-APDS standard that defines more activities in the Project Initiation Phase.
  To drive global standardization as well as product improvements and cost savings, we have appointed a Corporate Design Authority with global responsibility for each product group. In this way, quality is assured - and improved - when a product is being redesigned and modified.

SUPPLIER COLLABORATION
We have developed a base of some of the best suppliers in the industry, and we require them to be certified according to QS 9000 (a special automotive quality standard) or to the new ISO/TS 16949.
  Our supplier selection and development process is continuously becoming more competitive since lower cost and further quality improvements are expected in our supplier consolidation program. This consolidation program calls for a reduction from over 2,000 Autoliv suppliers to less than 500 within the next few years. In parallel to the consolidation effect, we are also increasing our component sourcing with suppliers in low-cost countries.
  A new global Autoliv Supplier Manual (ASM) was released in 2004 on the Autoliv Partner Portal on the web. The ASM spells out our supplier collaboration model as well as our quality requirements to the supplybase as one global Autoliv standard.
  The Autoliv Partner Portal also provides suppliers with other key information to improve efficiency, quality and cost, such as supplier performance, rating, technical specifications and drawings as well as delivery needs and volume forecasts.

INTERNAL QUALITY
All of our own facilities are certified to QS 9000 and are also in the process of being certified to the new edition of ISO/TS 16949 (see graph below).
  In manufacturing, Autoliv's "zero defect" policy means that no defective materials should enter the production lines and that no non-conforming intermediate products or finished products should be passed to the next stage. Weight sensors, cameras and other checkpoints for error detection are therefore installed at critical stations throughout the manufacturing process.
  We measure quality performance in the number of non-conforming parts per million (ppm) produced. This includes both internal rates from scrap, re-work, etc. and external rates in the form of customer rejects (primarily caused during or after delivery). Our overall target is to stay below 10 ppm, in line with most customers' targets.
  To reach such excellent quality we use different tools to reduce scrap rates, number of re-worked parts and customer ppm. A Lessons Learned process is used to share knowledge about problems and to drive implementation of solutions throughout the organization. This has been further rolled out in 2004.
  Kaizen and Six-Sigma were introduced in 2001. Since then, over 200 Six-Sigma projects have been completed, leading to significant quality improvements and cost reductions.

CUSTOMER SUPPORT
Reputation for excellence, earned by an outstanding quality record during many years, is a competitive edge in the automotive industry. We are committed to remain in the elite group of top-performing suppliers.
  To give our customers even better support, we have appointed "Customer Quality Windows". Every such "quality champion" creates an individual interface between the customer and Autoliv.
  This has been found to be an efficient means of increasing our understanding of specific customer needs and expectations. We have also appointed "Customer Product Authorities" who have a similar interfacing role for product development. Improved communication has proven to be a key factor to continuous quality improvement.
  Based on successful results and Lessons Learned from global Autoliv Quality Improvement (AQI) programs during the past few years, we have further enhanced our AQI activities. The aim with these activities is to continuously supply high quality products from all Autoliv facilities and to improve the position and ranking on the customers' lists of top performing suppliers.
  All these actions are key to our profitability.

Awards from Customers
During 2004, Autoliv continued to receive several customer awards. In the photo, our representatives in Thailand receive the "Year 2003 Best Supplier Award" from Toyota.

Certifications
At the end of 2004, over 80% of Autoliv's facilities were certified to the new automotive standard ISO/TS 16949. Combined sales of these companies represented 95% of consolidated sales, which means that we met our target for 2004. In 2005, virtually all plants are targeted to have this certification.

Management's Discussion and Analysis

IMPORTANT TRENDS 2002-2004

Years ended December 31, (Dollars in millions)	2004		2003		2002

Sales of airbag products (incl. steering wheels)	$4,028	66%	$3,608	68%	$3,160	71%
Sales of seat belts (incl. seat components)	2,116	34%	1,693	32%	1,283	29%
Total sales	$6,144	100%	$5,301	100%	$4,443	100%
Light vehicle production in the Triad(in thousands)	41,741	+0%	41,702	(1%)	42,328

Years ended December 31, (Dollars in millions)	2004		2003		2002

Gross profit	$1,221	+22%	$1,003	+25%	$803
Gross margin	19.9%	+5%	18.9%	+4%	18.1%
Operating income	$513	+20%	$427	+32%	$323
Operating margin	8.4%	+4%	8.1%	+11%	7.3%
Net income	$326	+22%	$268	+52%	$176
Net margin	5.3%	+4%	5.1%	+31%	3.9%
Earnings per share	$3.46	+23%	$2.81	+57%	$1.79
Return on equity	13%	+8%	12%	+33%	9%

Autoliv, Inc. ("the Company") provides advanced technology products for the automotive market. In the years 2002, 2003 and 2004, a number of trends have influenced the Company's operations. The most significant have been:
  changes in light vehicle production along with changes in vehicle model and customer mix growing safety content per vehicle
  changes in raw material prices and component costs
  pricing pressure from customers and
  changes in foreign exchange rates and lower financing cost

From a low point in 2001, the impact of these factors has been steadily increasing margins and cash generation.

Light Vehicle Production
During the three-year period that ended in 2004, global light vehicle production increased by 7%. However, in the established markets in Europe, North America and Japan ("the Triad") which are most important for Autoliv, light vehicle production was flat. By contrast, light vehicle production increased by 32% in the Rest of the World, mainly Asia. To take advantage of this superior growth, the Company has for the past several years been positioning itself in these emerging markets, through both consolidated subsidiaries and joint ventures. As a result, in 2004, the Rest of the World generated 10% of the Company's revenues, compared to 8% in 2002.

  Another trend is the growing market share for Japanese and other Asian vehicle manufacturers. Their share of global light vehicle production has increased to 39% in 2004 from 36% in 2002. The Company has also positioned itself to take advantage of this trend, mainly through acquisitions in Japan and investments in Korea and China. As a result, in 2004, Asian vehicle manufacturers accounted for 22% of the Company's revenues compared to 18% in 2002.

  A third important trend has been the rapidly increasing demand for Sport Utility Vehicles (SUVs). Before 2002, the Company was underrepresented in this vehicle segment, but mainly through the acquisition that year of Visteon Restraint Electronics (VRE) the Company eliminated this weakness. In addition, the Company has started to benefit from the SUV trend thanks to its leading position in side curtain airbags that have penetrated the SUV segment faster than the passenger car segment.

Safety Content per Vehicle
The most important growth driver for the Company's market is the steady increase in the safety content per vehicle.

  The Company estimates that this trend has broadened the market by 16% during the years 2002-2004.

  The most important driver for this growth is side curtain airbags. Since the Company has a stronger position in this product area than the market in general, the trend helps Autoliv increase its global market share.

Consolidation and Restructuring
During the 1990s, the Company experienced sustained growth - both organic and acquisition driven - but following a drop in vehicle production in the major markets that started in late 2000, the Company entered a consolidation phase.

  In response, the Company has been increasingly more active in restructuring to reduce costs. Autoliv has also increased its focus on control of working capital and reduced levels of capital expenditure.

  At the same time, the Company has continued to make strategic acquisitions and has disposed of certain small, non-core component manufacturing operations. Acquisitions, however, have been at a fairly modest level. Furthermore, the Company has continued to invest in the development of new products and in capacity to support growth.

Component Costs
Although cost of direct materials is nearly 50% of sales, changes in raw material prices have had limited impact on the Company's performance during most of the period 2002-2004, except for the second half of 2004 when significant price increases of raw materials (particularly steel and petroleum-based products) began to have an effect. They are also expected to have an increased impact on the Company's cost of materials during 2005.

  The usually moderate impact from raw material prices is partly a reflection of the fact that it typically takes between six and twelve months for such price changes to feed through to cost of materials. It is also due to the fact that as much as an estimated 67% of costs for direct materials consist of value added by our supply chain and only approximately 33% are related to the actual raw material content. Furthermore, the Company has implemented new cost-efficient designs and consolidated the supplier base.

  For additional information on the Company's exposure to raw materials and component costs refer to page 25.

Pricing Pressure During the period 2002-2004, pricing pressure from vehicle manufacturers has increased, but the actual price concessions that the automotive safety industry has yielded have been less than in preceding three-year periods.

  Despite the continuos pricing pressure, the Company has managed to improve its operating margin to 8.4% in 2004 from 7.3% in 2002. This is mainly a result of higher sales, lower component costs, plant consolidations and of shifting manufacturing to low-production-costs countries.

Foreign Exchange Rates
Since the spring of 2002, the dollar has weakened by more than 50% against the Euro and almost 30% against the Yen.

  The translation effect has boosted consolidated sales by 19% and accounted for 46 cents of the $1.67 improvement in earnings per share between 2002 and 2004. Currency translation effects have also generated positive Cumulative Translation Adjustments ("CTA") that have improved equity by $254 million or 12%.

  For additional information on the Company's currency exposure, refer to pages 26 and 27.

Interest Costs
Over the past three years, the Company has generated $900 million in cash before financing and reduced its net debt to $599 million at December 31, 2004, from $1,023 million at December 31, 2001. At the same time, interest rates have trended downwards during 2002 and 2003, while they increased somewhat in 2004. As a result, the Company's weighted average funding cost declined to 4.5% at December 31, 2003 from 4.9% at the end of 2002, and then increased again to 4.7% at December 31, 2004.

  These changes have reduced the annual interest expense, net by $13 million and accounted for 6% of the Company's improvement of $205 million in pre-tax profit between 2002 and 2004. This relatively modest impact of the interest rate changes is due to a combination of a continued low debt level and the Company having locked in fixed rates on a portion of its borrowings in accordance with its debt management policy.

  For additional information on interest rate exposure, see page 27.

Share Buy-backs and Dividends
In order to increase shareholder value and to return funds to shareholders, the Company initiated a share repurchase program in 2000. Since the inception of the program until the end of 2004, 11.6 million shares have been repurchased at an average cost of $27.61 per share for a total of $320 million. At the end of 2004, when the Autoliv stock closed at $48.30, the market value of this investment exceeded half a billion dollars.

  In addition, since December 2002, the Company has raised the declared quarterly dividend per share in five steps by a total of approximately 170%, including the increase of the dividend declared for the second quarter 2005.

ITEMS AFFECTING COMPARABILITY

One-time License Revenue
In the fourth quarter of 2003, operating income was boosted by a license revenue of $31 million.

  The license revenue was included in other income and is a result of the fact that Autoliv's wholly-owned subsidiary OEA, Inc. received a one-time consideration for past and future use of certain patents.

  The license revenue increased net income by $26 million.

Non-GAAP Measures
Some of the discussions below refer to non-GAAP measures. Management believes that these non-GAAP measures may assist investors in analyzing trends in the Company's business.
  Investors should consider these non-GAAP measures in addition to, rather than as a substitute for, financial reporting measures prepared in accordance with U.S. GAAP.

"SAFE HARBOR STATEMENT"

Statements in this report that are not statements of historical fact may be forward-looking statements, which involve risks and uncertainties, including - but not limited to - the economic outlook for the Company's markets, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which the Company is a supplier, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments, pricing negotiations with customers, increasing costs, supply issues, product liability, warranty and recall claims, dependence on customers and other factors discussed in Autoliv's filings with the Securities and Exchange Commission. We do not intend or assume any obligation to update any of these statements.
SELECTED DATA IN SEK
	2004	2003	Change 2004/2003	2002	Change 2003/2002

Net sales (million)	45,219	42,936	5%	43,279	(1%)
Income before income taxes (million)	3,566	3,216	11%	2,719	18%
Net income(million)	2,402	2,174	10%	1,709	27%
Earnings per share	25.47	22.76	12%	17.43	31%

(Average exchange rates: $1 = SEK 7.36 for 2004, $1 = SEK 8.10 for 2003, $1 = SEK 9.74 for 2002)

YEAR ENDED DECEMBER 31, 2004 VERSUS YEAR ENDED DECEMBER 31, 2003

Components of net sales increase in 2004	Airbag products	Seat belt products	Total

Organic sales growth	6%	13%	8%
Impact of acquisitions	0%	4%	1%
Effect of exchange rates	6%	8%	7%
Reported net sales increase	12%	25%	16%

Net Sales
Net sales for 2004 increased by 16% or by $843 million. The weakening of the U.S. dollar increased reported sales by approximately 7%. Acquisitions made during 2003 and 2004 added incremental sales of $71 million or just over 1%.

  Organic sales (i.e. sales excluding currency effects and acquisitions/divestitures) increased by $415 million or 8%. At the same time, production of light vehicles in the Triad is estimated to have been flat. Organic sales increased in every quarter compared to the corresponding quarter in 2003 and outperformed the underlying vehicle production in the Triad. Organic sales grew by 4% in the first quarter, 10% in the second quarter, 8% in the third quarter and by 8% in the fourth quarter. The organic growth was primarily due to market share gains in seat belts and higher market penetration rates for side curtain airbags, increased market and market share in Asia in addition to a favorable customer and vehicle mix in North America and Europe.

  A 6% organic increase in sales of airbag products was principally due to the continuing rollout of the Inflatable Curtain, market share gains in steering wheels and higher penetration rates for thorax side airbags. A 13% organic growth in sales of seat belt products was primarily due to continued market share gains in the Triad and to higher vehicle production in the Rest of the World. The market share gains were partly a reflection of the favorable customer and vehicle model mix.

  In Europe, where Autoliv generates more than 55% of its revenues, sales rose by 19%. Organic growth was 9% despite flat European light vehicle production. Currency effects added 10%. Sales were mainly driven by market share gains in seat belts, underpinned by a favorable vehicle mix, and the increasing demand for curtain airbags.

  In North America, which accounts for a quarter of Autoliv's revenues, sales increased by 3% despite a nearly one-percent decline in light vehicle production. This decline was due to the "Big 3" (i.e. GM, Ford and Chrysler), which reduced their production by 4%, while the Asian and European manufacturers increased their North American vehicle production by 9%. This change in the production mix was favorable, since Autoliv as of 2004 has a higher sales value per vehicle to the Asian customers than to an average vehicle from the "Big 3". Organic sales were mainly due to the strong demand for curtain airbags (up 65%) and market share gains in seat belts, while sales were negatively impacted by the expiration of frontal airbag contracts and the continued phase-out of low-margin inflators. Organic sales of seat belt products increased by 31%.

  In Japan, which accounts for almost 10% of revenues, sales jumped 30%. The acquisition of NSK in April 2003 increased reported 2004 sales by 11% and currency effects added 7%. Organic growth of 12% was 9 percentage points better than the Japanese light vehicle production.

  In the Rest of the World, which generated about one tenth of the 2004 revenues, sales surged by 30%, including currency effects of 8% and acquisitions of 5%. The organic growth of 17% was driven by sales in Korea and China.

Gross Margin
The pressure on sales prices continued, but was more than offset by higher volumes and the effect of ongoing cost reduction programs. In addition, 2003 was negatively impacted by hedging activities, while these activities had a positive effect in 2004 before they expired on March 31.

  Gross profit therefore increased by 22% to $1,221 million from $1,003 million in 2003. Gross margin improved to 19.9% from 18.9% in 2003.

Operating Income
Operating income rose by 20% to $513 million or 8.4% of sales, compared to the operating income of $427 million in 2003, which was 8.1% of sales. In 2003, the operating margin was boosted by 0.6% due to the $31 million one-time license revenue. In 2004, Selling, General & Administrative expense ("SG&A") declined to 5.0% of sales from 5.2% in 2003, despite approximately $9 million in incremental external costs for the new legislation, the Sarbanes-Oxley Act.

  Research, Development & Engineering ("RD&E") increased to 6.0% of sales from 5.8% in 2003. RD&E is expected to continue to increase, in relation to sales, by 0.3 percentage points due to a reclassification in 2005. The level of customer reimbursements for engineering work is also expected to continue to decrease. This effect should be offset by piece price amortization in sales prices. Amortization of intangibles declined to 0.3% of sales from 0.4% in 2003.

  Other income (expense), net in 2004 was a negative of $11 million or 0.2% of sales in 2004, compared to $24 million of income, or 0.4% of sales in 2003 mainly due to the one-time license revenue.

Interest Expense, Net
Interest expense, net declined to $36 million from $44 million in 2003. Net debt at December 31, 2004, decreased by $186 million to $599 million from $785 million at December 31, 2003. Average net debt decreased by $165 million.

  Strong cash flow from operations, including a $68 million reduction in working capital, reduced borrowing requirements. This cash generation was partially offset by higher spending on capital expenditures, higher dividend payments and repurchase of shares. The weighted average interest rate, net was 5.1% compared to 5.0% in 2003. The lower borrowing requirements therefore outweighed the higher interest rate and resulted in the reduction in interest expense net.

Income Taxes
The effective tax rate in 2004 was 30.8% versus 30.3% in 2003. The 0.5% increase was the net impact of several factors. Most significantly, a somewhat favorable country tax rate differential was not sufficient to offset a reduced level of benefits from net operating losses and a lower amount of available tax credits.

Net Income and Earnings per Share
As a result of higher operating profit and lower interest expense net income rose by 22% to $326 million in 2004 from $268 million in 2003. Net income as a percent of sales increased to 5.3% from 5.1% in 2003.

  Earnings per share, assuming dilution, increased by 65 cents to $3.46 from $2.81 in 2003.

  In 2003 the one-time license revenue added 0.5% to the net margin and contributed 27 cents to earnings per share.

In 2004, currency effects (including both translation and transaction effects) added 39 cents and the effect of the stock repurchase program 3 cents, while the higher tax rate reduced earnings per share by 2 cents.

YEAR ENDED DECEMBER 31, 2003 VERSUS YEAR ENDED DECEMBER 31, 2002

Components of net sales increase in 2003	Airbag products	Seat belt products	Total

Organic sales growth	3%	8%	5%
Impact of acquisitions	1%	9%	3%
Effect of exchange rates	10%	15%	11%
Reported net sales increase	14%	32%	19%

Net Sales
Net sales for 2003 increased by 19%. In reported dollars, the increase was $857 million. The weakening of the U.S. dollar increased reported sales by approximately 11%. Acquisitions made during 2002 and 2003 added incremental sales of $165 million or just over 3%.

  Organic sales increased by slightly less than 5%. At the same time, production of light vehicles in the Triad is estimated to have declined by about 2%. Organic sales increased in every quarter compared to the corresponding quarter in 2002. Organic sales grew by 5% in the first quarter, 2% in the second and third quarters and then accelerated to 9% in the fourth quarter. A 3% organic increase in sales of airbag products was principally due to the continuing rollout of the Inflatable Curtain, as well as gains in market share in steering wheels and electronics in Europe and North America. An 8% organic growth in sales of seat belt products was primarily due to continued gains in market share, especially in Europe and Korea. The market share gains in Europe were mainly due to a favorable sales mix.

  In North America, sales declined by 3%, while acquisitions added 2% to revenues. Therefore, organic sales decreased by 5% compared to a 3% decline in light vehicle production. Production by the "Big 3" (i.e. GM, Ford and Chrysler), which accounts for most of Autoliv's sales, decreased by 6%, while the North American production of the Asian and European manufacturers rose by 7%. Since Autoliv's average sales value per vehicle at this time still was higher in a Big-3 vehicle than in an Asian vehicle in North America, the production mix was unfavorable. Organic sales of airbag products decreased by 6%, partly as a result of the continued phase-out of low-margin inflators. Organic sales of seat belt products increased by 3%. Organic sales of seat belts declined in 2002 due to contracts having expired during the autumn. However, these contracts were replaced by new seat belt orders, starting in 2003.

  In Europe, sales rose by 26%. Organic growth added 6% compared to a 2% decline in European light vehicle production. Currency effects added 19% and acquisitions 1%. Autoliv's market share gains were mainly driven by a favorable vehicle mix.

  Sales growth in the rest of the world, led by Japan (where light vehicle production was flat) and Korea, accelerated throughout the year. Organic sales rose by 32%. Currency effects increased reported sales by 10%. Strong demand for the Inflatable Curtain was the biggest growth driver. The acquisition of NSK in April 2003 increased reported sales in this region by 26%.

Gross Margin
The pressure on sales prices continued, but was more than offset by higher volumes and the beneficial effect of ongoing cost reduction programs which reduced per unit product costs. Gross profit rose by 25% to $1,003 million from $803 million in 2002 and the gross margin improved to 18.9% from 18.1%.

  The cost reduction programs include the shifting of production to low-labor-cost countries, product redesigns, product standardization, efficiencies from global purchasing activities and improvements in manufacturing productivity. Some of the productivity improvements are the result of the consolidation of production into fewer facilities.

Operating Income
Operating income was $427 million or 8.1% of sales. This compares with operating income of $323 million in 2002, which was 7.3% of sales. The operating margin was boosted in 2003 by 0.6% due to the $31 million one-time license revenue. Selling, General & Administrative expense was 5.2% of sales in 2003 compared to 4.9% of sales in 2002. Amortization of intangibles, at 0.4% of sales, was unchanged. Research, Development & Engineering increased to 5.8% of sales from 5.2% in 2002. RD&E is expected to continue to increase, as it is necessary to incur engineering expense to support the growth of order intake. It is also expected that the level of customer reimbursements for engineering work will decrease. These reductions will be partially offset by piece price amortization in sale prices.

  Other income (expense), net was $24 million of income, or 0.4% of sales, compared to $12 million of expense, or 0.3% of sales, in 2002. The one-time license revenue of $31 million was partially offset by expenses of $7 million, primarily due to provisions for contractual issues. The expense in 2002 was principally related to severance costs associated with plant consolidations.

Interest Expense, Net
Interest expense, net was $44 million compared to $49 million in 2002. Net debt at December 31, 2003 decreased by $79 million to $785 million from $864 million at December 31, 2002. Average net debt decreased by $67 million during 2003. Strong cash flows from the Company's operations reduced borrowing requirements. This cash generation was partially offset by higher spending on capital expenditures, acquisitions and the cost of the Company's share repurchase program.

  The weighted average interest rate, net was 5.0% compared to 5.2% in 2002. Lower interest rates, therefore, along with the lower borrowing requirement contributed to the reduction in interest expense, net.

Income Taxes
The effective tax rate was 30.3% versus 33% in 2002. The decrease in the effective tax rate is primarily the result of a reduced level of losses being generated without any tax benefit, recognition of tax benefits associated with prior years' losses and of tax credits available in the U.S. These benefits were partially offset by increases in reserves for taxes that may become payable in future years as a result of tax audits.

Net Income and Earnings per Share
As a result of higher operating profit and the interest cost, net income was $268 million compared to $176 million in 2002. Net income as a percentage of sales increased to 5.1% from 3.9% in 2002.

  Earnings per share, assuming dilution, was $2.81 compared to $1.79 during 2002. The one-time license revenue added 0.5% to the net margin and contributed 27 cents to earnings per share. Currency effects (including both translation and transaction effects) added 19 cents to per share earnings. The Company's share repurchase program improved earnings per share by seven cents. The reduction in the effective tax rate improved earnings per share by 11 cents.

LIQUIDITY, RESOURCES AND FINANCIAL POSITION

Cash From Operations
For the foreseeable future, cash flow from operations, together with available financial resources, are expected to be adequate to fund Autoliv's anticipated working capital requirements, capital expenditures, acquisition program, share repurchase program and dividend payments.

  Cash provided by operating activities was $680 million in 2004, $529 million in 2003 and $509 million in 2002.

  Working capital requirements decreased during 2004, despite higher sales. Working capital was $481 million or 7.8% of sales at December 31, 2004, compared to $535 million or 10.1% of sales at December 31, 2003. The Company has set a target that working capital should not exceed 10% of sales.

  Days receivables outstanding decreased to 73 at December 31, 2004 from 77 at December 31, 2003. Days inventory outstanding was 31 both at December 31, 2004, and one year earlier.

  See Notes 10 and 11 to the Consolidated Financial Statements included herein for information concerning cash payments associated with reserves.

Capital Expenditures
Cash generated by operating activities continues to be more than adequate to cover capital expenditures. These expenditures, gross, for property, plant and equipment were $324 million in 2004, $258 million in 2003, and $228 million in 2002. Capital expenditures as a percentage of sales were 5.3% in 2004, 4.9% in 2003, and 5.1% in 2002.

  Driven by demand for the Inflatable Curtain, major capital expenditures in 2004, 2003 and 2002 were made for additional manufacturing capacity.

  Capital expenditures for 2005 are expected to range from $340 million to $380 million.

Acquisitions
The Company from time to time makes strategic acquisitions. Cash (net of cash acquired) paid for acquisitions was $1 million in 2004 and $29 million in 2003. Goodwill of $11 million and $15 million, respectively, were associated with these acquisitions.

  In 2004, there were no major acquisitions but the Company started on April 1 to consolidate its joint venture in Taiwan, following an amendment to the ownership agreement that gave the Company the controlling position. Autoliv's interest remains 59% in the joint venture that has nearly $17 million in sales. Similarly, as of October 1, the Company started to consolidate its joint venture in Nanjing, China, following a change in the ownership agreement. Autoliv's interest in the joint venture that has nearly $30 million in annual sales remains 50%. As of December 31, 2004, the Chinese airbag company Autoliv (Shanghai) Vehicle Safety Systems is wholly owned, following an agreement to purchase the remaining 40% of the shares.

  In 2003, the most significant transactions were the purchase of the remaining 17% of the Livbag operations and the acquisition of the remaining 60% interest in NSK's Asian seat belt operations. Both operations are now wholly-owned. The Company accounted for its initial 40% investment in the NSK operations under the equity method. Following the acquisition in April of the remaining 60%, these operations were consolidated. The NSK operations had annual sales of approximately $150 million.

  In April 2002, the Company acquired the restraint electronics business of Visteon Corporation. The acquired operations had $150 million in annual sales.

  In addition, throughout the three years ended December 31, 2004, the Company was involved in several other relatively small acquisition/disposition transactions. See Note 2 to the Consolidated Financial Statements.

Financing Activities
Cash generated after operating and investing activities was $377 million in 2004. Cash and cash equivalents increased by $136 million. Cash used in financing activities was $261 million. The Company's net debt (i.e. short and long-term debt and debt-related derivatives less cash and cash equivalents) decreased by $186 million during 2004 to $599 million.

  The net-debt-to-capitalization ratio was reduced to 18% at December 31, 2004 from 24% at December 31, 2003.

  The weighted average interest rate on the $828 million of debt outstanding (including debt-related derivatives) at December 31, 2004, was approximately 4.7%. See "Treasury Activities" on page 23.

Income Taxes
The Company has reserves for taxes that may become payable in future periods as a result of tax audits. See Note 4 to the Consolidated Financial Statements included herein for additional information.

  At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company's cash flows.

  Based on currently available information, the Company is not able, at this time, to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax reserves.

Pension Arrangements
The Company has large non-contributory defined benefit pension plans covering most U.S. employees, although the Company has frozen participation in the Autoliv ASP, Inc., Pension Plan for all employees hired after December 31, 2003. The Company's non-U.S. employees are also covered by pension arrangements. See Note 18 to the Consolidated Financial Statements included herein for further information about retirement plans.

  The Company's balance sheet liability for its U.S. plans was $25 million at December 31, 2004. At December 31, 2004, the U.S. plans had an unrecognized net actuarial loss of $18 million. The amortization of this loss is expected to increase pension expense by $0.7 million per year over the ten-year estimated remaining service lives of the plan participants.

  Pension expense associated with these plans was $12 million in 2004 and is expected to be around $12 million also in 2005.

  The Company expects to contribute approximately $14 million to the plans in 2005 and is currently projecting a funding level of around $8 million in the years thereafter.

Dividend Payments
Autoliv pays regular quarterly dividends. In October 2004, the Company declared an increase in the quarterly dividend per share from 20 cents to 25 cents to be payable in March 2005. Another increase to 30 cents per share was declared in February 2005 for the dividend payable in June 2005. Total cash dividends of $70 million were paid in 2004 and $51 million were paid in 2003.

Equity
During 2004, equity increased by $234 million to $2,636 million. Net income added $326 million, currency effects from translating local currencies into U.S. dollars added $107 million, exercises of stock options $13 million and changes in the market value of cash flow hedges $5 million. Equity was reduced due to repurchases of shares by $144 million, dividend payments of $70 million and by $3 million primarily related to pension costs.

Impact of Inflation
Inflation generally has not had a significant impact upon the Company's financial position or results of operations.

  Inflation is currently expected to remain low in all of the major countries in which the Company operates.

  However, increases in the prices of raw materials, particularly steel and petroleum-based materials, began to have an impact in 2004.

Personnel
Total headcount (employees plus temporary hourly workers) increased by approximately 2,800 during 2004 to 39,800. This 8% increase in headcount could be compared with a 12% increase in the production volume output for airbags and 23% for seat belts.

  Of the headcount increase, 90% was concentrated in low-labor-cost countries, and only 5% was attributed to fixed employees in high-labor-cost countries.

  Compensation paid to Directors and executive officers is reported, as for all public U.S. companies, in the Company's proxy statement that is distributed to the Company's shareholders.

Significant Litigation
In December 2003, a U.S. Federal District Court awarded a supplier of Autoliv ASP, Inc (a wholly-owned subsiduary of Autoliv, Inc.), approximately $27 million plus pre-judgment interest of $6 million in connection with a commercial dispute.

  Autoliv has appealed the verdict and the supplier has cross-appealed in regard to the calculation of the amount of pre-judgement interest. The appeal and cross-appeal are currently pending before the United States Court of Appeals for the Federal Circuit. Briefing before the court of appeals is completed, but oral argument has not yet been scheduled.

  While legal proceedings are subject to inherent uncertainty, Autoliv believes that it has meritorious grounds for appeal, which would result in a new trial, and that it is possible that the judgement could be eliminated or substantially altered. Consequently, in the opinion of the Company's management, it is not possible to determine the final outcome of this litigation at this time.

  It cannot be assured that the final outcome of this litigation will not result in a loss that will have to be recorded by the Company.

Contractual Obligations and Commitments

The table below is intended to give an overview of known contractual obligations, aggregated and including agreements or other contractual arrangements involving an external party (other than contingent liabilities arising from litigation, arbitration or regulatory actions).

  Contractual obligations include lease and purchase obligations that are enforceable and legally binding on the Company. Pensions and minority interests are not included in this table.

Long-term debt obligations including DRD:
For material contractual provisions, see Note 12 to the Consolidated Financial Statements included herein.

Fixed-interest obligations including DRD:
These obligations include interest on debt and credit agreements relating to periods after December 31, 2004, as adjusted by Debt-Related Derivatives (DRD), excluding fee on revolving credit and interest on debts with no defined amortization plan.

Capital lease obligations:
These obligations are included in long-term debt obligations in this table and refer mainly to property and plants in Europe.

Operating lease obligations:
The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2025. Also see Note 17 to the Consolidated Financial Statements included herein.

Unconditional purchase obligations:
There are no unconditional purchase obligations other than short-term obligations related to inventory; services; tooling; and property, plant and equipment purchased in the ordinary course of business.

  The purchase agreements with suppliers entered into in the ordinary course of business do not generally include fixed quantities. Quantities and delivery dates are established in "call off plans" accessible electronically for all customers and suppliers involved. Communicated "call off plans" for production material from suppliers are normally reflected in equivalent commitments from Autoliv customers.

Current liabilities:
The table excludes total current liabilities of $1,799 million, which are reflected in the balance sheet.

  All employee obligations as a result of restructuring are reflected in Current liabilities and the major ones are disclosed in Note 10 to the Consolidated Financial Statements included herein.

Other non-current liabilities in the balance sheet: These consist mainly of deferred tax liabilities, not included in this table. The remaining non-current liabilities reflected in this table consist mainly of non-pension post-retirement benefit obligations (see Note 18 to the Consolidated Financial Statements included herein.)

  The impact of revaluation to fair value of debt-related derivatives are included in long-term debt obligations in this table.

Aggregate Contractual Obligations
	Payments due by period
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations including DRD 1)	$828.4	$318.3	$299.4	$181.5	$29.2
Fixed-interest obligations including DRD 1)	39.8	24.6	11.1	2.6	1.4
Operating lease obligations	86.1	17.8	25.6	15.3	27.4
Unconditional purchase obligations	-	-	-	-	-
Other non-current liabilities reflected on the Balance Sheet	29.8	1.0	6.0	5.7	17.1
Total	$984.1	$361.7	$342.1	$205.1	$75.1

1)Debt-Related Derivatives, see Note 12 to the Consolidated Financial Statements.

Off-balance sheet arrangements
The Company does not have guarantees related to unconsolidated entities that have, or are reasonably likely to have, a material current or future effect on its financial position, results of operations or cash flows.

TREASURY ACTIVITIES

Credit Facilities
During 2004, the Company amended its revolving credit facility ("RCF") in such a way that it is no longer subject to financial covenants requiring the Company to maintain a certain level of debt to earnings and a certain interest coverage ratio. The company also extended the maturity of the long-term part of the RCF by one year to 2009. The RCF that amounts to $850 million is syndicated among 16 banks. For a detailed discussion of the Company's credit facilities and borrowings outstanding, see Note 12 to the Consolidated Financial Statements included herein.

Type of facility (Dollars in millions)	Amount of facility	Amount outstanding	Weighted average interest rate	Additional amount available

Revolving credit facility (matures 2009)	$570	-	n/a	$570
Revolving credit facility (364 days-March 2005)	280	-	n/a	280
U.S. commercial paper program	1,000	$106.2	2.3%	8941)
Swedish commercial paper program	661	0	n/a	6611)
Other short-term debt	397	168.0	2.6%	229
Eurobond (due 2006) incl.DRD 2)	265	265.3	6.5%	-
Swedish medium-term-note program (due 2005-2010)incl. DRD2)	605	254.4	4.7%	351
Other long-term debt, including current portion (various maturities through 2015)	36	34.5	2.7%	2
Debt related derivatives 2)	n/a	152.5	n/a	-
Total	n/a	$980.9	n/a	n/a

1) Total outstanding commercial paper programs ("CP") should not exceed total undrawn revolving credit facilities ("RCF") according to the Company's financial policy.
2) Debt-Related Derivatives, (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.

Shares and Share Buy-backs
In 2000, the Board of Directors authorized a Share Repurchase Program for up to 10 million of the Company's shares. In 2003, the program was expanded by an additional 10 million shares.

  Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions.

  The Company repurchased 3,428,900 shares during 2004 at a cost of $144 million, 2,052,600 shares during 2003 at a cost of $43 million and 1,554,600 shares during 2002 at a cost of $30 million.

  During 2000, the Company repurchased 4,542,438 shares at a cost of $103 million. There were no repurchases during 2001.

  At December 31, 2004, 8.4 million shares remained under authorizations for repurchases. Since the inception of the program, 11.6 million shares have been repurchased at an average cost of $27.61 per share or a total of $320 million. At December 31, 2004, there were 92.0 million shares outstanding, net of treasury shares compared to 94.9 million at December 31, 2003.

OUTLOOK FOR 2005

In the first quarter of 2005, light vehicle production in the Triad is expected to decrease by 2%. Currency effects are expected to add 3% to the Company's revenues (provided that mid-January exchange rates prevail). There will also be three more reporting days in this year's first quarter than in the first quarter 2004, which should boost sales by approximately 5%. Based on these assumptions and the general growth of the automotive safety market, sales could grow by approximately 12% in the first quarter compared to the same period 2004.

  Provided that the effect of higher raw material prices does not exceed $25 million, net, operating margin could reach approximately 8%, i.e. roughly the same level as in the first quarter 2004.

  The favorable impact in the first quarter from the change in the number of reporting days will be offset by a corresponding negative effect in the fourth quarter. This adjustment will therefore not have any impact on the full-year results.

  During the full year 2005, light vehicle production in the Triad is expected to be flat. Currency effects are expected to add 4% to the Company's revenues (provided that the mid-January exchange rates prevail). In addition, the Company expects to continue to improve its global market share and to outperform the overall occupant restraint market but not by as much as in the exceptional 2004.

  The effective tax rate for 2005 is projected to be on a similar or marginally higher level than in 2004. The Company believes that the rate may be more volatile quarter by quarter than historically. In late 2004, the U.S. Extraterritorial Income ("ETI") regime was repealed and replacement legislation was enacted. The new legislation is not expected to have a significant impact on the Company's effective tax rate.

  The new U.S. tax legislation also provides for a special one-time repatriation benefit. See Note 4 to the Consolidated Financial Statements included herein for the Company's preliminary evaluation of the potential impact of this legislation.

ACCOUNTING POLICIES

New Accounting Pronouncements
The Company has evaluated the recently issued statements and interpretations of the Financial Accounting Standards Board. To the extent they are applicable, the above pronouncements have primarily resulted in additional financial statement disclosure. None of these pronouncements have had, or are expected to have, a material impact on the Company's financial position or results of operations. See Note 1 to the Consolidated Financial Statements included herein for a more detailed discussion of the requirements and applicability of these statements.

Application of Critical Accounting Policies
The Company's significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements included herein. Senior management has discussed the development and selection of critical accounting estimates and disclosures with the Audit Committee of the Board of Directors. The application of accounting policies necessarily requires judgments and the use of estimates by a company's management. Actual results could differ from these estimates.

  Management considers it important to assure that all appropriate costs are recognized on a timely basis. In cases where capitalization of costs is required (e.g. certain pre-production costs), stringent realization criteria are applied before capitalization is permitted. The depreciable lives of fixed assets are intended to reflect their true economic life, taking into account such factors as product life cycles and expected changes in technology. Assets are periodically reviewed for realizability and appropriate valuation allowances are established when evidence of impairment exists. Impairment of long-lived assets has generally not been significant. Start-up operations are given a reasonable time to develop before impairment provisions are considered.

Bad Debt and Inventory Reserves
The Company has reserves for bad debts and excess and obsolete inventories. Accounts receivable are evaluated on a specific identification basis.

  The Company has guidelines for calculating provisions for bad debts based on the age of receivables. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the prior experience of the Company, the experience of other enterprises in the same industry, the debtor's ability to pay and/or an appraisal of current economic conditions.

  Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or market, with market generally defined as net realizable value for finished goods and replacement cost for raw materials and work-in-process. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period.

  The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period.

  There can be no assurance that the amount ultimately realized for receivables and inventories will not be materially different than that assumed in the calculation of the reserves.

Impairment

The Company performs an annual impairment review of goodwill. This analysis is performed in the fourth quarter of each year following the Company's annual forecasting process. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital. To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity.

Defined Benefit Pension Plans

The Company has defined benefit pension plans covering most U.S. employees and many non-U.S. employees in high-labor-cost countries. See Note 18.

  The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used as of January 1, 2004, for calculating 2004 pension expense were a discount rate of 6.25%, expected rate of increase in compensation levels of 3.5%, and an expected long-term rate of return on plan assets of 8.5%.

  The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2004, were a discount rate of 6.0% and an expected rate of increase in compensation levels of 3.5%. The discount rate is set based on the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date. The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations. The U.S. plans have, for a number of years, invested more than 85% of plan assets in equities and the Company has, accordingly, assumed a long-term rate of return on plan assets of 8.5%.

  A 1% change in the long-term rate of return on plan assets would result in a change in the U.S. annual pension expense of approximately $0.7 million. A 1% decrease in the discount rate would have increased 2004 U.S. pension expense by approximately $1.6 million and would have increased the December 31, 2004, benefit obligation by approximately $11.9 million. A 1% increase in the expected rate of increase in compensation levels would have increased 2004 pension expense by approximately $2.1 million and would have increased the December 31, 2004 benefit obligation by approximately $7.6 million.

Stock Options
The Company uses the intrinsic value method in accounting for stock options granted to employees. Accordingly, the exercise of stock options is recorded in Shareholders' equity and no cost is recognized in the income statement. Had the fair market value method been used in 2004, earnings per share would have been reduced by 3 cents using the Black-Scholes method. The use of a Lattice model would not produce a materially different result. See Note 15 to the Consolidated Financial Statements included herein.

Income Taxes
Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of intercompany transactions and arrangements. Although the Company believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made. See Note 4.

Contingent Liabilities
Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters. See Note 16. The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks. The Company records liabilities for claims, lawsuits and proceedings when they are identified and it is possible to reasonably estimate costs.

  The Company believes, based on currently available information, that the resolution of outstanding matters, after taking into account recorded liabilities and available insurance coverage, should not have a material effect on the Company's financial position or results of operations. However, due to the inherent uncertainty associated with such matters, there can be no assurance that the final outcomes of these matters will not be materially different than currently estimated.

Risks and Risk Management

The Company is exposed to several risks. They can be categorized as 1) operational risks, 2) strategic risks, 3) intangible risks and 4) financial risks. Some of the major risks in each category are described below.

  There are also other risks that could have a material adverse effect on the Company's results and financial position. Consequently, the description does not claim to be complete.

  As described below, the Company has taken several mitigating actions, applied many strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks.

OPERATIONAL RISKS

Light Vehicle Production
Since roughly one-third of the Company's costs is relatively fixed, short-term earnings are highly dependent on the capacity utilization in Autoliv's plants and therefore sales dependent.

  Global light vehicle production is an indicator of the Company's sales development, but it is the production levels for individual vehicle models that Autoliv supplies which are critical. The Company's sales are split over several hundred contracts covering at least as many vehicle platforms or models which usually moderates the effect of changes in the vehicle demand in individual countries and regions.

  It is also the Company's strategy to reduce this risk by using a high number of temporary employees instead of permanent employees, especially in high-labor-cost countries. (Of total headcount, 13% are temporary workers). If, however, there would be a dramatic reduction in the level of production of the vehicles supplied by the Company in any of its major markets, it would take considerable time to reduce the level of permanent employees and to reduce fixed production capacity.

Pricing Pressure
Pricing pressure from customers is an inherent part of the automotive components business. The extent of reductions varies from year to year, and is taking the form of reductions both reimbursements for engineering work and direct sales prices.

  In response, the Company is continuously engaged in efforts to reduce cost and works to give customers added value by developing new products through its world-class engineering organization and test facilities.

  The cost-reduction programs include, for instance, product redesigns, product standardization, efficiencies from global purchasing activities, improvements in productivity and shifting manufacturing to low-production-cost countries.

  The Company's various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact of any single program on costs, and management does not generally attempt to do so. Instead, management monitors key measures such as costs in relation to margins and geographical employee mix. But generally speaking, the speed by which these cost-reduction programs generate results will, to a large extent, determine the future profitability of the Company.

Component Costs
Since the cost of direct materials is nearly 50% of sales, changes in these component costs could have a major impact on margins. Of the direct materials costs, approximately 33% are comprised of raw materials and the remaining 67% value added by the supply chain. Given our current material use and material prices, approximately 38% of this raw materials cost is based on steel prices, 35% on oil prices (i.e. nylon, polyester and engineering plastics) and 15% on circuit boards and other electronic components. Changes in raw material prices typically feed through in six to twelve months.

  The Company's strategy is to offset price increases on cost of materials by taking an increasingly global approach and by taking actions such as consolidating volumes to fewer suppliers and moving components sources from high- to low-cost countries.

  However, significant price increases of raw materials - particularly steel and petroleum-based products - began to have an effect in the second half of 2004 and are expected to have an increased impact on the Company's cost of materials during 2005.

STRATEGIC RISKS

Regulations
In addition to vehicle production, the Company's market is driven by the safety content per vehicle, which is affected by new regulations and new crash test programs, in addition to consumer demand for new safety technologies. This has enabled the Company to increase its sales above the 2% long-term growth rate of global light vehicle production.

  The most important regulation is the federal law that requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seat belt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seat belts. The U.S., Europe and Japan all have plans to introduce new regulations for such needs as side-impact protection, rollover protection and pedestrian protection that could affect the Company's market.

  There can be no assurance, however, that changes in regulations could not adversely affect the demand for the Company's products or, at least, result in a slower increase in the demand for them.

Dependence on Customers
The five largest vehicle manufacturers account for 58% of global light vehicle production and the ten largest manufacturers for 84%. As a result of this market concentration, the Company is dependent on a relatively small number of customers with strong purchasing power. The Company's five largest customers account for 67% of revenues and the ten largest customers account for 93% of revenues. For a list of the largest customers, see Note 19 to the Consolidated Financial Statements included herein.

  Although business with every major customer is split into several contracts (usually one contract per vehicle platform), the loss of all business of a major customer could have a material adverse effect on the Company. The largest contract accounted for 6% of sales in 2004. This contract is due to expire in 2009.

  In addition, a significant disruption in the industry, a significant decline in demand or pricing or a dramatic change in technology could have a material adverse effect.

Dependence on Suppliers
The Company, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. In some cases, the Company's customers require that the Company's suppliers are qualified and approved by them. In addition, the Company may be dependent, in certain instances, on a single supplier for a specific component. Consequently, there is a risk that disruptions in the supply chain could lead to the Company not being able to meet its delivery commitments and, in addition, to extra costs.

  The Company's strategy is to reduce these risks by maintaining multiple suppliers in all significant component areas, by driving standardization and by developing alternative suppliers across the world.

INTANGIBLE RISKS

Product Warranty and Recalls
The Company is exposed to product liability and warranty claims in the event that our products fail to perform as expected and such failure results, or is alleged to result, in bodily injury and/or property damage. There can be no assurance that the Company will not experience any material warranty or product liability losses in the future or that the Company will not incur significant costs to defend such claims.

  In addition, if any of the Company's products are or are alleged to be defective, the Company may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers.

  As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims.

  A recall claim or a product liability claim brought against the Company in excess of the Company's available insurance may have a material adverse effect on the Company's business. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented.

  Accordingly, the future costs of warranty claims by the Company's customers may be material. However, we believe our established reserves are adequate to cover potential warranty settlements.

  The Company's warranty reserves are based upon management's best estimates of amounts necessary to settle future and existing claims. Management regularly evaluates the appropriateness of these reserves, and adjusts them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from the Company's recorded estimates.

  The Company's strategy is to follow a stringent procedure when developing new products and technologies (See Autoliv's Product Development System on page 12) and to apply a proactive "zero-defect" quality policy (see page 16). The Company also carries product liability and product recall insurance with limits that management believes are sufficient to cover the risks. Such insurance may not always be available, however, in appropriate amounts. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

Patents and Proprietary Technology
The Company's strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At present, the Company holds more than 3,200 patents covering a large number of innovations and product ideas. These patents expire on various dates during the period 2005 to 2024. The expiration of any single patent is not expected to have a material adverse effect on the Company's financial position.

  Although the Company believes that its products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future. There can be no assurance that any patent now owned by the Company will afford protection against competitors that develop similar technology.

Environmental
The Company has no pending material environmentally-related issues, and it does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. Since most of the Company's manufacturing processes consist of assembly of components, the environmental impact from the Company's plants is generally modest.

  To reduce the environmental risk the Company has implemented an environmental management system (see page 15) and has adopted an environmental policy (see corporate website www.autoliv.com) that requires, for instance, that all plants should be ISO-14001 certified.

  However, environmental requirements are complex, change and have tended to become more stringent over time. Accordingly, there can be no assurance that these requirements will not change or become more stringent in the future or that the Company at all times will be in compliance with all such requirements and regulations, despite its intention to be.

FINANCIAL RISKS

The Company is exposed to financial risks through its international operations and debt-financed activities. These financial risks are caused by variations in the Company's cash flows resulting from changes in exchange rates and interest rate levels, as well as from refinancing and credit risks.

  Below follows a description of the Company's financial risks and its overall policy to manage them. The Board of Directors monitors compliance under the financial policy on an ongoing basis. The Company was compliant with its financial policy at December 31, 2004.

  The Company defines the financial risks as currency risk, interest-rate risk, refinancing risk and credit risk. In order to reduce these risks and to take advantage of economies of scale, the Company has a central treasury function supporting operations and management. The Treasury Department handles external financial transactions and functions as the Company's in-house bank for its subsidiaries.

Currency Risk
Transaction Exposure
Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another.

  The Company's gross transaction exposure is $1,130 million annually. Part of the flow has counter-flows in the same currency pair, which reduces the net exposure to $990 million per annum.

  In the three largest net exposures, Autoliv sells USD against MXN for the equivalent of $133 million, EUR against GBP for $130 million and USD against CAD for $115 million. Together these account for more than 35% of the Company's net exposure.

  Hedging these flows postpones the impact of fluctuations but it does not reduce the impact. In addition, the net exposure only relates to 16% of sales and is made up of 40 different currency pairs with exposures in excess of $1 million. Autoliv therefore does not hedge these flows.

Currency Risk
Translation Exposure in the Income Statement
Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company's most significant currency is the Euro. Close to 60% of the Company's sales is denominated in Euro or other European currencies, while approximately one-fourth of net sales is denominated in U.S. dollars.

  The Company estimates that a one-percent increase in the value of the U.S. dollar versus the European currencies would have decreased reported U.S. dollar net sales in 2004 by approximately $40 million or by roughly 0.6%. The reported operating income for 2004 would also have declined by 0.6% or by approximately $3 million. The fact that both sales and operating income is impacted at the same rate (i.e. 0.6%) is due to the fact that most of the Company's production is local and most revenues and costs are matched in the same currencies.

  The Company's policy is not to hedge this type of translation exposure, since the negative effects on the Company's financial position of this risk are small.

Currency Risk
Translation Exposure in the Balance Sheet
A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The policy of the Company is to finance major subsidiaries in the country's local currency. Consequently, changes in currency rates relating to funding have a small impact on the Company's income.

Gross borrowings

December 31, 2004	% of total	% of fixed interest	% of floating interest	Maturity of fixed rate part

USD	79	48	52	2 years
JPY	10	82	18	4 years
EUR	11	91	9	1 year
	100	65	35

Given this interest rate profile, a 1% change in interest rates on the Company's floating rate debt would change net interest cost by approximately $1 million during the first year and by $3 million during the second year.

Interest Rate Risk
Interest rate risk is the risk that interest rate changes will affect the Company's borrowing costs.

  Autoliv's policy is that an increase in floating interest rates of one percent should not increase the annual net interest expense by more than $5 million in the following year and not by more than $10 million in the second year.

  The Company estimates, given its debt structure at the end of 2004, that a one-percent interest rate increase would increase net interest expense in 2005 and 2006 by $1 million and $3 million, respectively.

  The fixed rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The table above shows the maturity and composition of the Company's gross borrowings at the end of 2004.

Refinancing Risk
Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

  In order to protect against this risk, the Company has a syndicated revolving credit facility with a group of banks which backs its short-term commercial paper programs. The committed facility of $850 million has a $570 million long-term portion, which matures in March 2009, and a $280 million 364-day facility, which may - but is not guaranteed - to be renewed each March.

  The Company's policy is that total net debt shall be issued as or covered by long-term facilities with an average maturity of at least three years and with a target maturity of four years.

  At December 31, 2004, net debt was $599 million and total available long-term facilities were $979 million with an average life of 3.4 years.

Credit Risk in Financial Markets
Credit risk is the risk of a counterparty being unable to fulfill an agreed obligation. In the Company's financial operations, this risk arises in connection with the investment of liquid assets and when entering into forward exchange agreements, swap contracts or other financial instruments.

  In order to reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks up to a risk amount of $75 million per bank. In addition, deposits can be made in Swedish government short-term notes as approved by the Company's Board. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.

Debt Limitation Policy
In order to manage the inherent risks and cyclicality in the Company's business, the Company maintains a relatively conservative gearing. At the same time, it is important to have a capital structure, which is optimal for shareholders.

  The Company's policy is to always maintain net debt significantly below three times EBITDA, (Earnings before Interest, Taxes, Depreciation and Amortization) and an interest coverage ratio significantly above 2.75. At the end of 2004, these ratios were 0.8 and 14.8, respectively. The tables below reconcile these two non-GAAP measures to GAAP measures.

In addition, it is the objective of Autoliv to maintain its current long-term credit rating BBB+ from Standard and Poor's.
RECONCILIATION TO U.S.-GAAP

Interest Coverage Ratio
Full Year 2004

Operating income	$513.1
Amortization of intangibles (incl. impairment write offs)	21.1
Operating profit per the Policy	$534.2

Interest expense net 1)	$36.2

Interest coverage ratio	14.8

Net Debt to EBITDA Ratio
December 31, 2004

Net debt 2)	$599.2
Pension liabilities	73.6
Net debt per the Policy	$672.8

Income before income taxes	484.5
Plus: Interest expense net 1)	36.2
Depreciation	277.2
Amortization of intangibles (incl. impairment write offs)	21.1
EBITDA per the Policy	$819.0

Net Debt to EBITA Ratio	0.8

1) Interest expense net is interest expense less interest income. 2) Net debt is short- and long-term debt and debt-related derivatives (see Note 12) less cash and cash equivalents.

Management's Report on Internal Control over Financial Reporting

Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting.

  Internal control over financial reporting is defined in Rule 13a-15(f) and 15 d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment, we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective.

  The Company's independent auditors - Ernst & Young AB, an independent registered public accounting firm - have issued an audit report on our assessment of the Company's internal control over financial reporting, which is included herein, see page 47.

The certification required pursuant to Section 303A 12(a) of the New York Stock Exchange Listed Company Manual has been filed with the New York Stock Exchange.

The Company has also filed the CEO/CFO certifications required pursuant to Section 302 of the Sarbanes Oxley Act of 2002 as exhibit 31 filed with the Securities and Exchange Commission.

Consolidated Statements of Income

		Years ended December 31
(Dollars and shares in millions, except per share data)		2004	2003	2002

Net sales	Note 19	$6,143.9	$5,300.8	$4,443.4
Cost of sales		(4,922.7)	(4,298.1)	(3,640.1)
Gross profit		1,221.2	1,002.7	803.3

Selling, general and administrative expenses		(307.4)	(273.2)	(219.0)
Research, development and engineering expenses		(368.4)	(305.4)	(229.8)
Amortization of intangibles		(21.1)	(21.1)	(19.4)
Other income (expense), net		(11.2)	23.8	(11.8)
Operating income		513.1	426.8	323.3

Equity in earnings of affiliates		9.6	11.5	4.1
Interest income	Note 12	4.0	3.9	6.1
Interest expense	Note 12	(40.2)	(47.7)	(55.0)
Other financial items, net		(2.0)	2.5	0.7
Income before income taxes		484.5	397.0	279.2

Income taxes	Note 4	(149.0)	(120.2)	(92.1)
Minority interests in subsidiaries		(9.2)	(8.4)	(11.6)
Net income		$326.3	$268.4	$175.5

Earnings per common share and earnings
per common share assuming dilution		$3.46	$2.81	$1.79
Weighted average number of shares assuming dilution (in millions)		94.2	95.4	98.0
Number of shares outstanding, net of treasury shares (in millions)		92.0	94.9	96.3
See Notes to Consolidated Financial Statements. Consolidated Balance Sheets
		At December 31
(Dollars in millions)		2004	2003

Assets
Cash and cash equivalents		$229.2	$93.7
Receivables (net of allowances of $13.3 million and $11.3 million)	Note 5	1,288.8	1,195.3
Inventories	Note 6	509.2	452.0
Income tax receivables	Note 4	14.2	31.9
Prepaid expenses		61.5	58.9
Other current assets		87.9	83.8
Total current assets		2,190.8	1,915.6

Property, plant and equipment, net	Note 8	1,159.7	1,052.2
Investments and other non-current assets	Note 7	294.3	253.1
Goodwill assets, net	Note 9	1,552.0	1,531.4
Intangible assets, net	Note 9	157.3	178.9
Total assets		$5,354.1	$4,931.2

Liabilities
Short-term debt	Note 12	$313.8	$149.4
Accounts payable		798.9	720.5
Accrued expenses	Note 10, 11	346.0	327.3
Other current liabilities		163.9	123.3
Income taxes	Note 4	176.7	115.4
Total current liabilities		1,799.3	1,435.9

Long-term debt	Note 12	667.1	846.2
Pension liability	Note 18	73.6	64.5
Other non-current liabilities		118.9	141.7
Minority interests in subsidiaries		58.8	40.9
Total non-current liabilities and minority interests		918.4	1,093.3

Shareholder's equity	Note 13
Common stock (shares outstanding 102.8 million)		102.8	102.8
Additional paid-in capital		1,952.5	1,949.2
Retained earnings and accumulated other comprehensive income (loss)		887.5	522.7
Treasury stock (10.8 million and 7.9 million shares)		(306.4)	(172.7)
Total shareholders' equity		2,636.4	2,402.0

Total liabilities and shareholders' equity		$5,354.1	$4,931.2
See Notes to Consolidated Financial Statements. Consolidated Statements of Cash Flows

	Years ended December 31
(Dollars in millions)		2004	2003	2002

Operating activities
Net income		$326.3	$268.4	$175.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		298.3	278.8	248.5
Deferred income taxes and other		(2.8)	21.7	42.4
Undistributed earnings from affiliated companies		(9.6)	(10.1)	(4.1)

Changes in operating assets and liabilities
Receivables and other assets		1.4	(34.9)	(39.8)
Inventories		(19.5)	(11.2)	(29.8)
Accounts payable and accrued expenses		33.1	(2.1)	110.6
Income taxes		53.0	18.2	5.7
Net cash provided by operating activities		680.2	528.8	509.0

Investing activities
Expenditures for property, plant and equipment		(324.2)	(258.0)	(228.4)
Proceeds from sale of property, plant and equipment		11.5	11.8	10.5
Acquisition of businesses and investments in affiliated companies, net of cash acquired	Note 14	9.8	(29.2)	(22.3)
Net cash used for investing activities		(302.9)	(275.4)	(240.2)

Net cash before financing		377.3	253.4	268.8

Financing activities
Net increase (decrease) in short-term debt		33.2	(51.9)	(23.8)
Issuance of long-term debt		95.1	157.5	5.6
Repayments and other changes in long-term debt		(185.9)	(284.9)	(165.4)
Minority interest share of dividends paid		(3.9)	(4.5)	(2.5)
Dividends paid		(70.3)	(51.3)	(42.9)
Shares repurchased		(143.9)	(43.0)	(30.4)
Common stock incentives	Note 15	10.2	7.1	0.7
Other, net		4.8	(1.8)	1.7
Net cash used in financing activities		(260.7)	(272.8)	(257.0)

Effect of exchange rate changes on cash		18.9	11.6	5.5
Increase (decrease) in cash and cash equivalents		135.5	(7.8)	17.3

Cash and cash equivalents at beginning of year		93.7	101.5	84.2
Cash and cash equivalents at end of year		$229.2	$93.7	$101.5
See Notes to Consolidated Financial Statements. Consolidated Statements of Shareholders' Equity

	Number of shares (in millions)	Share capital	Paid-in capital	Retained earnings	Treasury shares	Accumulated other com- prehensive income(loss)	Total share-holders' equity

Balance at December 31, 2001	102.4	$102.4	$1,942.5	$107.3	$(103.0)	$(155.6)	$1,893.6

Comprehensive Income:
Net income				175.5			175.5
Net change in cash flow hedges						(16.8)	(16.8)
Foreign currency translation						80.4	80.4
Total Comprehensive Income							239.1
Common stock incentives 1)			0.6				0.6
Cash dividends				(42.9)			(42.9)
Repurchased treasury shares					(30.4)		(30.4)
Balance at December 31, 2002	102.4	$102.4	$1,943.1	$239.9	$(133.4)	$(92.0)	$2,060.0

Comprehensive Income:
Net income				268.4			268.4
Net change in cash flow hedges						15.1	15.1
Foreign currency translation						147.2	147.2
Minimum pension liability						(4.6)	(4.6)
Total Comprehensive Income							426.1
Common stock incentives 1)	0.4	0.4	6.1		3.7		10.2
Cash dividends				(51.3)			(51.3)
Repurchased treasury shares					(43.0)		(43.0)
Balance at December 31, 2003	102.8	$102.8	$1,949.2	$457.0	$(172.7)	$65.7	$2,402.0

Comprehensive Income:
Net income				326.3			326.3
Net change in cash flow hedges						5.1	5.1
Foreign currency translation						106.6	106.6
Minimum pension liability						(2.9)	(2.9)
Total Comprehensive Income							435.1
Common stock incentives 1)			3.3		10.2		13.5
Cash dividends				(70.3)			(70.3)
Repurchased treasury shares					(143.9)		(143.9)
Balance at December 31, 2004	102.8	$102.8	$1,952.5	$713.0	$(306.4)	$174.5	$2,636.4

1) See Note 15 for further details - Includes tax effects.
See Notes to Consolidated Financial Statements - in particular Note 13.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share data)

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and include Autoliv, Inc. and all companies in which Autoliv, Inc., directly or indirectly exercises control, which generally means that Autoliv owns more than 50% of the voting rights (the Company). Consolidation is also required when the Company is subject to a majority of the risk of loss from or is entitled to receive a majority of the residual returns or both from a variable interest entity's activities.
  All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.
  Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Policies
New accounting policies issued by the Financial Accounting Standards Board (FASB) and FASB Staff Positions (FSP) which are effective on or after January 1, 2005 are the following:
  Statement No. 151 Inventory Cost, an amendment of ARB No. 42, Chapter 4, was issued in November 2004 and is effective for fiscal years beginning after June, 2005. FAS-151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The application of FAS-151 is not expected to have any significant impact on earnings and financial position.
  Revised statement No. 123 Share-Based Payment was issued in December 2004 and becomes effective at the beginning of the first interim or annual period beginning after June 15, 2005. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro-forma disclosure is no longer an alternative to financial statement recognition). The application of FAS-123 (R) is not expected to have a materially different impact than the pro-forma earnings disclosed in the note to the Stock Incentive Plan.
  Statement No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The application of FAS-153 is not expected to have any impact on earnings and financial position.
  The American Jobs Creation Act of 2004 (the "Jobs Act"), enacted in October 2004, provides for an 85% dividends received deduction on certain non-U.S. earnings repatriated during 2004 or 2005. FSP 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, provides guidance with respect to the impact of the Jobs Act on income tax expense and deferred tax liabilities. The Company has not yet completed its analysis of the impact of the Jobs Act repatriation provisions and therefore, as provided by FSP 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

Stock Based Compensation
Employee stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair value method had been applied.

Translation of non-U.S. Subsidiaries
The balance sheets of non-U.S. subsidiaries are translated into U.S. dollars using year-end rates of exchange.
  Income statements are translated into U.S. dollars at the average rates of exchange for the year. Translation differences are reflected in other comprehensive income as a separate component of shareholders' equity.

Revenue Recognition
Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed and determinable and the collectibility of revenue is reasonably assured.
  The Company records revenue from the sale of manufactured products upon shipment. Accruals are made for retroactive price adjustments if probable and can be reasonably estimated.
  Net sales include the sales value exclusive of added tax.

Cost of Sales
Shipping and handling costs are included in cost of sales. Contracts to supply products which extend for periods in excess of one year are reviewed when conditions indicate that costs may exceed selling prices, resulting in losses. Losses on long-term supply contracts are recognized when estimable.

Warranties and Recalls
The Company records liabilities for product recalls when probable claims are identified and it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced as well as the customer cost of the recall, including labor to remove and replace the defective part.
  Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of products sold. The provisions are recorded on an accrual basis.

Research, Development and Engineering (R,D&E)
Research and development expenses are charged to income as incurred. Engineering expenses are normally charged to income as incurred.
  These expenses are reported net of royalty income and income from contracts to perform engineering design and product development services. Such income is not significant in any period presented. In addition, certain engineering expenses related to long-term supply arrangements are capitalized when the defined criteria, such as the existence of a contractual guarantee for reimbursement, are met. The aggregate amount of such assets is not significant in any period presented.

Insurance deposits
The Company has entered liability and recall insurance contracts to mitigate the risk of costs associated with product recalls. This is accounted for under the deposit method of accounting based on the existing contractual terms.

Property, Plant and Equipment
Property, plant and equipment are recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment by annual charges to income, computed under the straight-line method over the assets estimated useful lives, ranging from 3 to 40 years. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets
Intangible assets are recorded at historical cost. Until the end of the financial year ended December 31, 2001, goodwill was amortized on a straight-line basis over periods ranging from 5 to 40 years. Since January 2002, in accordance with FAS-142, goodwill is no longer amortized. Other intangible assets, principally related to acquired technology, are amortized over their useful lives which range from 5 to 25 years.

Impairment of Goodwill and Long-lived Assets
The Company evaluates the carrying value of goodwill and long-lived assets for potential impairment when indications of impairment appear and for goodwill in addition at least annually. Impairment testing is primarily done using the cash flow method, using discounted cash flows for goodwill and undiscounted cash flows for long-lived assets other than goodwill. See guidance in Paragraph B88 of SFAS 142. The Company discounts projected operating cash flows using its weighted average cost of capital. The impairment testing of goodwill is based on four different product groups. The product groups Electronics, Textiles, Seat Sub-Systems and Other are separated for testing.

Income Taxes
Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.
  Tax benefits associated with tax positions taken in the Company's income tax returns are initially recognized in the financial statements when it is probable that those tax positions will be sustained upon examination by the relevant taxing authorities. The Company's evaluation of its tax benefits is based on the probability of the tax position being upheld if challenged by the taxing authorities (including through negotiation, appeals, settlement and litigation). Whenever a tax position does not meet the initial recognition criteria, the tax benefit is subsequently recognized if there is a substantive change in the facts and circumstances that cause a change in judgement that the tax position is probable of being sustained upon examination by the relevant taxing authorities. In cases where tax benefits meet the initial recognition criterion, the Company continues, in subsequent periods, to assess its ability to sustain those positions. In the event that the facts and circumstances supporting a previously recognized tax benefit change, and subsequently it becomes probable that the Company will lose the tax position, the Company recognizes a loss contingency equal to its best estimate (or low end of the range of loss) when that loss is both probable and estimable. The Company's effective tax rate includes the impact of undistributed non-U.S. earnings for which no U.S. tax has been provided because such earnings are indefinitely reinvested outside the U.S. As described in Note 4, the effective tax rate does not reflect the impact of the Jobs Act passed in October 2004. The Company is in the process of evaluating whether it will repatriate foreign earnings during 2005 under the temporary repatriation provisions. Non-U.S. earnings remittances are planned based on cash needs in the U.S. and in the Company's non-U.S. subsidiaries. The Company more or less continuously reviews its balance sheet, financing structure, business plans, expected cash flows and tax position. As a result of this ongoing review, the Company may in the future revise its assumptions with regard to the reinvestment of non-U.S. earnings.

Earnings per Share
The Company calculates earnings per share (EPS) by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period (net of treasury shares). The EPS also reflects the potential dilution that could occur if common stock were issued. There is no material difference between basic and diluted earnings per share in 2004, 2003 and 2002. The dilutive effect of stock options was immaterial in all periods presented.

Cash Equivalents
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments
The Company uses derivative financial instruments, ("derivatives"), as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not utilize financial instruments for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company's overall financial policy. The derivatives outstanding at year-end are either interest swaps, cross-currency interest rate swaps or foreign exchange swaps.
  The Company adopted FAS-133, as amended by FAS-138, effective January 1, 2001. The cumulative transition adjustment was not significant.
  The Company's criteria for a derivative to achieve hedge accounting under FAS 133 include the following four elements: 1) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, 2) the effectiveness of the hedge can be reliably measured, 3) adequate documentation of the hedging relationships has been prepared at the inception of the hedge, and 4) for cash flow hedges, the forecasted transaction that is subject to the hedge must be highly probable.
  The changes in the fair values of the hedges are recognized in the income statement at each balance sheet date if certain criteria are not met. The fair value of the Company's derivatives are estimated based on dealer quotes or on pricing models using current assumptions.
  When the following three criteria are met, any change in the fair value of the hedge is not recognized in the income statement for the period but recorded in equity as a component of Other Comprehensive Income, (OCI): 1) an anticipated future cash flow is hedged, 2) the derivative used achieves hedge-accounting, and 3) the underlying position has not been recognized in the financial statements. There has been no material reclassifications from OCI to the income statement in 2004 and likewise, no material reclassifications are expected in 2005. When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the income statement along with the offsetting change in the fair value of the hedged item.
  The use of derivatives is only related to hedges. These hedges are designated either as cash flow hedges or fair value hedges with certain exceptions, i.e. achieving hedge accounting under US GAAP. Some hedge transactions, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates, do not qualify for hedge accounting under US GAAP. The mark-to-market value of these derivatives was immaterial at year-end. As all these exceptions relate to financing, any amount recognized in the income statement is classified as adjustments to "Interest expense".
  All swaps principally match the terms and maturity of the underlying debt. For further details on the Company's debt, see Note 12.
  The fair market value of the debt related hedging instruments are reported in "Other current assets", "Investments and other non-current assets", "Other current liabilities" and "Other non-current liabilities" depending on whether they have a positive or a negative value and depending on their maturity.

Receivables
Accounts receivable are evaluated on a specific identification basis. The Company has guidelines for calculating provisions for bad debts based on the age of receivables. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as, the prior experience of the Company, the experience of other enterprises in the same industry, the debtor's ability to pay, and/or an appraisal of current economic conditions. Collateral is typically not required. There can be no assurance that the amount ultimately realized for receivables will not be materially different than that assumed in the calculation of the reserves.

Receivables and Liabilities in Non-functional Currencies
Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Transaction gains (losses), net reflected in income amounted to $(8.2) million in 2004, $(15.7) million in 2003 and $(3.2) million in 2002.

Inventories
The cost of inventories is computed according to the first-in, first-out method (FIFO). Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or market, with the market generally defined as net realizable value for finished goods and replacement cost for raw materials and work-in process. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period. There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the reserves.

Reclassifications
Certain prior-year amounts have been reclassified to conform to current year presentation, see also Note 4.

Note 2. Significant Business Acquisitions

Business acquisitions generally take place to either gain key technology or strengthen Autoliv's position in a certain geographical area.
  As of December 31, 2004, the Chinese airbag company Autoliv (Shanghai) Vehicle Safety Systems is fully consolidated, since Autoliv has completed an agreement to purchase the outstanding 40% shareholding and make it a wholly owned subsidiary. In April 2002 Autoliv (Shanghai) became the first company in China to locally produce airbags and remains the market leader. This subsidiary had external sales in 2004 of nearly $27 million.
  As of October 1, 2004, Autoliv started to consolidate its seat belt joint venture in Nanjing, China. Autoliv's interest remains 50%, but through an amendment in the ownership agreement Autoliv has received a controlling position in the company. This subsidiary had external sales in 2004 of nearly $30 million.
  As of April 1, 2004, Autoliv started to consolidate its joint venture in Taiwan with business in both seat belts and airbags. Autoliv's interest remains 59%, but through an amendment in the ownership agreement Autoliv has received a controlling position in the company. This subsidiary had external sales in 2004 of $17 million.
  As of July 1, 2003 Autoliv acquired 100% of the shares in the German company Protektor which specializes in seat belts for buses, heavy trucks, forklifts and other special-purpose vehicles. The Protektor operations had approximately $10 million in annual sales and have been consolidated since July 1, 2003.
  In June, 2003 Autoliv acquired the net assets of Nippon Steering Industries (NSI), a joint venture between the privately-held Japanese automotive parts company KIW and Autoliv's own steering wheel company in Japan, Autoliv-Izumi. Autoliv also acquired KIW's assets in steering wheels. The operations have been consolidated since June 2003 and had nearly $20 million in annual sales.
  In April 2003, Autoliv exercised its options to acquire the remaining 60% of the shares in NSK's Asian seat belt operations to enhance the Company's presence among Japanese vehicle manufacturers. The Company accounted for its initial 40% investment in the NSK operations under the equity method. As a result, operations, which had annual sales of approximately $150 million, have been consolidated since April 1, 2003. In March 2003, Autoliv exercised its option and acquired the remaining 17% of the shares in Livbag, Europe's leading producer of inflators and initiators for automotive safety systems. Livbag and its initiator subsidiary NCS S.A. had approximately $400 million in annual sales mainly to other Autoliv companies.
  In September 2002, Autoliv acquired the 10% stake in Autoliv QB Inc., a Philippine company, formerly held by one of two local shareholders. Autoliv has thereby increased its ownership in the company from 75% to 85%. In addition, Autoliv agreed to inject 18 million Philippine Pesos ($0.3 million) into the company as new share capital. The remaining local shareholder did not participate in the equity increase. Thus, Autoliv effectively increased its interest in Autoliv QB, Inc. to 91%.
  In April, 2002 the acquisition of the Restraint Electronics Business of Visteon Corporation was completed, mainly to get access to the North American safety electronics market. The operations that Autoliv acquired had $150 million in annual sales. The Company also sold its French steel component company, Autoliv Composants S.A.S, in the beginning of 2002. The sale of Autoliv Composants did not have a material impact on Autoliv's consolidated sales or earnings.
  The acquisitions have been accounted for using the purchase method of accounting, and accordingly, the results of operations of the entities have been consolidated since the respective dates of acquisition. Investments in which the Company previously exercised significant influence, but did not control prior to these acquisitions, were accounted for using the equity method. The purchase price of the acquisitions amounted to $15 million in 2004, $33 million in 2003 and $25 million in 2002. Goodwill of $11 million, $15 million and $7 million, respectively, was associated with these acquisitions.
  There is no goodwill that is expected to be deductible for tax purposes arising from these acquisitions.

Note 3. Fair Values of Financial Instruments

The following methods were used by the Company to estimate its fair value disclosures for financial instruments.

Current Financial Assets and Liabilities
The carrying amounts reported in the balance sheet for current financial assets and liabilities approximate their fair values because of the short maturity of these items. The only exception is the short-term portion of long-term debt for which the fair value exceeds the carrying value by $2.5 million.

Long-Term Debt and Other Non-Current Financial Assets and Liabilities
The carrying amounts reported in the balance sheet for long-term debt and other non-current financial assets and liabilities, including their respective short-term portion, represent their fair values if they are the hedged item in a fair value hedge or a derivative.
  For hedged liabilities in cash flow hedges, the fair value exceeds the carrying value with $10 million. The fair value of unhedged items exceeds the carrying value with $1 million.
  The method for establishing the fair value of the debt is based on dealer quotes or on pricing models using current assumptions.
  The fair value of these debt instruments and related swaps are summarized in Note 12.

Note 4. Income Taxes

Income before income taxes	2004	2003	2002

U.S.	$0.1	$55.3	$71.6
Non-U.S.	484.4	341.7	207.6
Total	$484.5	$397.0	$279.2

Provision for income taxes	2004	2003	2002

Current
U.S. federal	$21.9	$14.4	$9.5
Non-U.S.	151.7	93.6	63.5
U.S. state and local	(3.0)	6.1	4.6
Deferred
U.S. federal	(5.1)	(6.3)	11.3
Non-U.S.	(10.7)	13.8	2.8
U.S. state and local	(5.8)	(1.4)	0.4
Total income taxes	$149.0	$120.2	$92.1

Effective income tax rate	2004	2003	2002

U.S. federal income tax rate	35.0%	35.0%	35.0%
Net operating loss carry-forwards	(1.2)	(3.1)	(1.9)
Non-utilized operating losses	0.1	1.0	4.6
Foreign tax rate variances	(1.4)	(0.9)	(2.5)
State taxes, net of federal benefit	(1.2)	0.8	1.2
Earnings of equity investments	(0.7)	(1.0)	(0.5)
Export sales incentives	(0.7)	(1.3)	(1.1)
Tax credits	(2.2)	(3.6)	(2.7)
Other, net	3.1	3.4	0.9
Effective income tax rate	30.8%	30.3%	33.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2004, the Company had net operating loss carry-forwards ("NOL's") of approximately $77 million, of which approximately $45 million have no expiration date. The balance expire on various dates through 2019. Valuation allowances have been established which partially offset the related deferred assets. The Company provides valuation allowances against potential future tax benefits when, in the opinion of management, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. Such allowances are primarily provided against NOL's of companies that have perennially incurred losses, as well as the NOL's of companies that are start-up operations and have not established a pattern of profitability.
  The Company has reserves for taxes that may become payable in future periods as a result of tax audits. It is the Company's policy to establish reserves for taxes that may become payable in future years as a result of an examination by tax authorities. The Company establishes the reserves based upon management's assessment of exposure associated with permanent tax differences, tax credits and interest expense applied to temporary difference adjustments. The tax reserves are analyzed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the reserves. At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. The accrual for these reserves was $111.3 million at December 31, 2004 and $103.0 million at December 31, 2003. The increase in the tax reserve was primarily the result of revisions to the best reasonable estimate of the tax exposure liability and interest accrued. This was partially offset by a decline in the tax reserve as a result of the closure of tax audits in non-U.S. jurisdictions, and revisions to the best reasonable estimate of the tax exposure liability. This balance is the Company's best estimate of the potential liability for tax contingencies. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions' court systems. It is the opinion of the Company's management that the possibility is remote that costs in excess of those accrued will have a material adverse impact on the Company's financial statements.
  The Company expects the completion of certain of these tax audits in the near term. However, based on currently available information, the Company is not able, at this time, to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax reserves.
  In order to conform to best practices in its balance sheet presentation, the Company reclassified certain deferred tax amounts, aggregating to $76.3 million of non-current assets and $69.1 million of non-current liabilities in 2003, to current balance sheet captions. Reserves for taxes that may become payable in future years are now included in taxes payable.

Deferred taxes

December 31	2004	2003

Assets
Provisions	$66.1	$65.9
Costs capitalized for tax	2.5	5.5
Property, plant and equipment	0.5	(1.9)
Pensions	30.4	31.2
Tax receivables, principally NOL's	31.4	37.7
Other	10.6	8.5
Deferred tax assets before allowances	$141.5	$146.9
Valuation allowances	(14.8)	(23.2)
Total	$126.7	$123.7

Liabilities
Acquired intagibles	$(47.3)	$(58.3)
Statutory tax allowances	(4.4)	(11.9)
Insurance deposit	(8.3)	(7.8)
Distribution taxes	(9.0)	(8.5)
Other	(5.6)	(3.7)
Total	$(74.6)	$(90.2)
Net deferred tax asset	$52.1	$33.5

Valuation allowances against tax receivables
December 31	2004	2003	2002

Allowances at
beginning of year	$23.2	$50.2	$52.1
Benefits reserved current year	0.6	3.2	12.4
Benefits recognized current year	(7.4)	(19.9)	(5.0)
Write-offs and other changes	(2.5)	(13.3)	(7.8)
Translation difference	0.9	3.0	(1.5)
Allowances at end of year	$14.8	$23.2	$50.2

U.S. federal income taxes have not been provided on approximately $1.5 billion of undistributed earnings of non-U.S. operations, which are considered to be permanently reinvested. These earnings generally would not be subject to withholding taxes upon distribution to intermediate holding companies. The Company has determined that it is not practicable to calculate the deferred tax liability if the entire $1.5 billion of earnings were to be distributed to the U.S.
  The Jobs Act, enacted in October 2004, provides for an 85% dividends received deduction on certain non-U.S. earnings repatriated during 2004 or 2005. The benefit is intended to allow companies to distribute earnings to the U.S. from non-U.S. subsidiaries at an effective tax rate of approximately 5.25% if those earnings are reinvested in the U.S. In addition to meeting numerous statutory and regulatory requirements, the Company must establish a domestic reinvestment plan approved by the Company's chief executive officer and board of directors in order for a dividend to qualify for the deduction.
  The Company is in the process of evaluating whether it will repatriate foreign earnings during 2005 under the temporary repatriation provisions. The range of reasonably possible amounts being considered for repatriation under the Jobs Act is between zero and $1.5 billion. The Company has not completed its analysis, made any decisions concerning the benefit, nor formulated any reinvestment plan. The Company is awaiting the passage of statutory technical corrections as well as detailed regulatory guidance prior to making a determination regarding repatriation under the Jobs Act. The Company expects to complete the evaluation of the benefits of the provision within a reasonable period of time following the issuance of such guidance. If such guidance is favorable, the Company might make qualifying distributions of up to $400 million during 2005. The Company is not yet in a position to calculate the tax impact of a qualifying repatriation. However, since the Company's non-U.S. earnings, at December 31, 2004 are deemed to be permanently reinvested, the Company estimates that at the special 5.25% effective tax rate, a distribution in this range could result in a financial statement tax cost of up to $20 million.

Note 5. Receivables

December 31	2004	2003	2002

Receivables	$1,302.1	$1,206.6	$1,018.5
Allowance at
beginning of year	(11.3)	(9.9)	(12.6)
Reversal of allowance	4.5	6.1	5.9
Addition to allowance	(18.1)	(17.8)	(14.5)
Write-off against allowance	12.2	11.3	11.8
Translation difference	(0.6)	(1.0)	(0.5)
Allowance at end of year	(13.3)	(11.3)	(9.9)
Total receivables
net of allowance	$1,288.8	$1,195.3	$1,008.6

Note 6. Inventories
December 31	2004	2003	2002

Raw material	$209.8	$199.3	$176.6
Finished products	127.6	117.7	92.7
Work in progress	210.6	167.1	130.9
Inventories	$548.0	$484.1	$400.2

Inventory reserve at
beginning of year	(32.1)	(18.7)	(12.5)
Reversal of reserve	3.6	2.6	1.6
Addition to reserve	(18.2)	(18.6)	(13.4)
Write-off against reserve	9.9	5.7	7.1
Translation difference	(2.0)	(3.1)	(1.5)
Inventory reserve at end of year	(38.8)	(32.1)	(18.7)
Total inventories
net of reserve	$509.2	$452.0	$381.5

Note 7. Investments and Other Non-current Assets

As of December 31, 2004, the Company has invested in seven affiliated companies which it does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method. Through an amendment in the ownership agreement Autoliv has during 2004 obtained a controlling position in the companies in Nanjing, China and in Taiwan. As of December 31, 2003, the Company had nine affiliated companies. The Company is applying deposit accounting for an insurance arrangement.

December 31	2004	2003

Total investments in affiliated companies	$34.9	$41.1
Deferred income tax receivables	57.0	50.6
Derivative receivable	162.5	124.9
Long-term interest bearing deposit (insurance arrangement)	25.6	23.5
Other non-current assets	14.3	13.0
Investments and other non-current assets	$294.3	$253.1
Note 8. Property, Plant and Equipment
December 31		2004	2003

Land and land improvements		$85.2	$76.2
Machinery and equipment		2,095.2	1,909.2
Buildings		563.8	516.8
Construction in progress		127.0	102.9
Property, plant and equipment		2,871.2	2,605.1
Less accumulated depreciation		(1,711.5)	(1,552.9)
Net of depreciation		$1,159.7	$1,052.2

Depreciation included in	2004	2003	2002

Cost of sales	$239.0	$224.1	$199.2
Selling, general and administrative expenses	13.6	11.8	11.2
Research, development and engineering expenses	24.6	21.8	18.7
Total	$277.2	$257.7	$229.1

No significant impairments were recognized during 2004 or 2003. During 2002, impairment provisions totaling $8 million were recognized. They were principally related to the plant closures in Indianapolis and Denver and further asset write-offs in the Seat Sub-System division.
  The net book value of Machinery and equipment under capital lease contracts recorded as of December 31, 2004 and 2003, amounted to $0.1 and $1.4 million, respectively. The net book value of Buildings under capital lease contracts recorded as of December 31, 2004 and 2003, amounted to $7.2 and $8.1 million, respectively.

Note 9. Goodwill and Intangible Assets

Unamortized intangibles	2004	2003

Goodwill
Carrying amount at beginning of year	$1,531.4	$1,498.2
Goodwill aquired during year	10.6	15.1
Translation differences	10.0	18.1
Carrying amount at end of year	$1,552.0	$1,531.4

Amortized intangibles	2004	2003

Intellectual property
Gross carrying amount	$306.3	$304.1
Accumulated amortization	(149.0)	(125.2)
Carrying value	$157.3	$178.9

No significant impairments were recognized during 2004 or 2003. During 2004, Goodwill increased by $10.6 million when Autoliv (Shanghai) Vehicle Safety System was acquired. During 2003, $2 million of intellectual property was acquired as part of the Protektor acquisition. The property is amortized over 5 - 10 years and had at December 31, 2004 a residual value of $2 million. Another $5 million of intellectual property was acquired as part of the Livbag acquisition. That property is amortized over 5 years and had at December 31, 2004 a residual value of $3 million.
  At December 31, 2004, goodwill assets net include $1,208 million associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.
  The aggregate amortization expense on intangible assets other than goodwill was $21.1 million in 2004 and $21.1 million in 2003. The estimated amortization expense is as follows (in millions): 2005: $12.1; 2006: $12.4; 2007: $12.5; 2008: $11.3 and 2009: $10.8

Note 10. Restructuring and Unusual items

Restructuring items
2001
During October 2001, a restructuring package was introduced to improve profitability and offset the effects of expected downturn in light vehicle production. The costs and provisions for this package, totaling $65 million, were charged to the third quarter 2001 results and were referred to as Unusual Items. The Unusual Items also included provisions for contractual, warranty and liability issues related to ongoing litigation. The litigation is still ongoing.
  The restructuring package mainly included restructuring costs and asset write-offs of the Seat Sub-System division, severance costs related to the U.S. and the Swedish textile operations and additional costs incurred for the partial integration of a former OEA plant into the main U.S. inflator operation. Of the total $65 million $24 million were attributable to Impairment, $12 million to Restructuring-employees, $10 million to Warranty, $7 million to Contractual losses and $12 million to Liability.

2002
In 2002, restructuring provisions of $9 million were made for severance costs associated with plant consolidations in the U.S. These severance provisions have been charged against "Other income and expense" in the income statement in the fourth quarter of 2002. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2001 to December 31, 2002.

	December 31	Cash	Change in	Translation	December 31
	2001	payments	reserve	difference	2002

Restructuring - employee related	$7.1	$(3.4)	$8.5	$0.3	$12.5
Contractual losses	5.8	(5.8)	(0.2)	0.5	0.3
Liability	22.4	(4.5)	-	0.5	18.4
Total reserve	$35.5	$(13.7)	$8.3	$1.3	$31.2

2003
In 2003, employee related restructuring provisions of $5.9 million were made for severance costs related to plant consolidation in Europe. The provision has been charged against other income and expense in the income statement in the fourth quarter of 2003. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2002 to December 31, 2003.

	December 31	Cash	Change in	Translation	December 31
	2002	payments	reserve	difference	2003

Restructuring - employee related	$12.5	$(10.2)	$3.2	$0.6	$6.1
Contractual losses	0.3	-	(0.3)	-	-
Liability	18.4	-	0.5	0.5	19.4
Total reserve	$31.2	$(10.2)	$3.4	$1.1	$25.5

2004
In 2004, employee related restructuring provisions of $2.8 million were made for severance costs related to plant consolidation in Europe. The provision has been charged against other income and expense in the income statement during 2004. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2003 to December 31, 2004.

	December 31	Cash	Change in	Translation	December 31
	2003	payments	reserve	difference	2004

Restructuring - employee related	$6.1	$(6.7)	$4.9	$0.4	$4.7
Liability	19.4	-	(3.6)	0.4	16.2
Total reserve	$25.5	$(6.7)	$1.3	$0.8	$20.9

The decrease in number of employees expected as part of the restructuring activities when the provisions were made in the third quarter 2001, was 521. At December 31, 2001, 104 employees were terminated or had left voluntarily and 417 employees remained to be severed. During 2002, 265 employees were terminated or left voluntarily. As part of the restructuring activities in North America in 2002, for which provisions were made in the fourth quarter of 2002, a decrease of 888 employees was expected. Therefore, at December 31, 2002, 1,040 employees remained to be terminated as part of the restructuring activities covered by the reserves. During 2003, 1,038 employees were terminated or left voluntarily. As part of the restructuring activities in Europe, for which provisions were made in the fourth quarter of 2003, 110 employees are expected to be severed. Therefore, at December 31, 2003, a decrease of 112 employees remains as part of the restructuring activities covered by the reserves. During 2004, as part of restructuring in Europe additional 84 employees are expected to be severed for which provisions were made. Out of those 74 left during the year. In addition, another 26 employees were terminated or left voluntarily during 2004. Therefore, at December 31, 2004, a decrease of 96 employees remains as part of the restructuring activities covered by the reserves.

Note 11. Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that our products fail to perform as expected and such failure results, or is alleged to result, in bodily injury and/or property damage. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues.
  The Company records liabilities for product related risks when probable claims are identified and it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of the products sold. The provisions are recorded on an accrual basis.
The table below summarizes the change in the balance sheet position of the product related liabilities from December 31, 2001 to December 31, 2003, and to December 31, 2004.

December 31	2004	2003	2002

Reserve at beginning of the year	$52.0	$47.5	$43.7
Change in reserve	33.2	9.3	6.4
Cash payments	(27.3)	(8.8)	(6.1)
Translation difference	4.6	4.0	3.5
Reserve at end of the year	$62.5	$52.0	$47.5

Note 12. Debt and Credit Agreements

As part of its debt management the Company enters into derivatives to achieve economically effective hedges and to minimize the cost of its funding. The fair market value adjustments associated with these debt-related derivatives ("DRD") are reported in "Other current assets", "Investments and other non-current assets", "Other current liabilities" and "Other non-current liabilities", depending on whether they have a positive or negative value and depending on their maturity. In the following, short-term debt and long-term debt are discussed including DRD, i.e. debt including cash flow from hedges, but in the "Debt Profile" table it is also shown excluding DRD, i.e. reconciled to debt as reported in the balance sheet.

Average net debt and interest net	2004	2003	2002

Average net debt 1)	$708	$873	$940
Interest, net	36.2	43.8	48.9
Average interest on net debt	5.1%	5.0%	5.2%

1)Short- and long-term interest bearing liabilities and related derivatives, less cash and cash equivalents.

Short-term debt
The Company has two commercial paper programs: one $1,000 million U.S. program, which at December 31, 2004, had notes of $106 million outstanding at a weighted average interest rate of 2.3%, and one €485 million Swedish program, which at December 31, 2004 was unutilized. All of the notes outstanding were reclassified as long-term debt since they are backed with a committed facility maturing in 2009.
  The Company also has credit facilities with a number of banks that manage the subsidiaries' cash pools. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Excluding the commercial paper programs, total available facilities as of December 31, 2004, amounted to $397 million, of which $168 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2004, was $229 million. Furthermore, $150 million represents the short-term portion of long-term loans, primarily notes under the Swedish medium-term note program; as described below. The weighted average interest rate on total short-term debt outstanding at December 31, 2004 and 2003, was 4.3% and 3.0%, respectively.

Long-Term Debt
The Company issued a €300 million Eurobond in 2001 which matures in May 2006. All proceeds of the issue were swapped into USD, totalling $265 million. Under the Swedish medium-term note program of SEK 4 billion (approximately $605 million), 3 to 7 year notes have been issued in Euro at interest rates of 2.7% to 6.4% and in SEK at interest rates of 3.2% to 6.8%. In total $108 million of notes, with a remaining maturity of more than one year, were outstanding at year-end. Commercial paper borrowings, in the amount of $106 million outstanding at December 31, 2004, are classified as long-term because the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of available credit facilities. The remaining other long-term debt, $30 million, consisted primarily of fixed rate loans and capital leasing.
  The Company has an $850 million revolving credit facility, ("RCF"), syndicated among 16 banks. The agreement is divided into two facilities, one long-term part of $570 million, and one 364 day facility of $280 million, which may - but is not guaranteed - to be renewed each March. In 2004, the banks agreed to extend the maturity of the long-term facility to March 2009 and also to renew the short-term facility. The overall commitment of $850 million supports the Company's commercial paper borrowings as well as being available for general corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company pays a facility fee based on the unused amount of the RCF. Borrowings are prepayable at any time and are due at expiration. In 2004, the banks also agreed to remove the financial covenant requirements of the RCF. The Company therefore no longer has to maintain a certain level of debt to earnings and a certain interest coverage ratio in order to have the facilities available. The RCF was not utilized at year-end.
  In the Company's financial operations, risk arises in connection with the investment of liquid assets and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments can only be entered with a limited number of banks up to a risk amount of $75 million per bank. In addition deposits can be made in Swedish government short-term notes as approved by the Company's Board of Directors. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.
  For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1. The first table on the next page shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. The third table on the next page shows the fair value of derivatives excluding related debt and will therefore not reconcile with the Fair value of debt table.

Debt Profile - Cash Flow Including Hedge

Principal (notional) amount by expected maturity Weighted average interest rate	2005	2006	2007	2008	2009	There- after	Total long-term	Total

Overdraft/Other short-term debt (Weighted average interest rate 2.6%)	$168.0							$168.0
Commercial paper (Weighted average interest rate 2.3%)1)					$106.2		$106.2	$106.2
Eurobond (incl. DRD2))(Weighted average interest rate 6.5%)		$265.3					265.3	265.3
Medium-term notes (incl.DRD2))(Weighted average interest rate 4.7%)	145.9	30.3		$37.8	15.3	$25.1	108.5	254.4
Other long-term loans, incl. current portion3)(Primarily fixed rates)	4.4	2.2	$1.6	20.9	1.3	4.1	30.1	34.5
Total debt incl. DRD	318.3	297.8	1.6	58.7	122.8	29.2	510.1	828.4
DRD adjustment	(4.5)	153.9	0	0	1.0	2.1	157.0	152.5
Total debt as reported	$313.8	$451.7	$1.6	$58.7	$123.8	$31.3	$667.1	$980.9

1) Interest rates will change as rollovers occur prior to final maturity.
2) Debt Related Derivatives, (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.
3) Primarily denominated in JPY and Euro.

Fair value of debt, December 31

	2004	2004	2003	2003
Long-term debt	Carrying value1)	Fair value	Carrying value1)	Fair value

Commercial paper (reclassified)	$106.2	$106.2	$194.5	$194.5
Eurobond	417.7	427.4	386.3	400.4
Medium-term notes	113.1	113.1	232.0	237.3
Other long-term debt	30.1	30.1	33.4	33.4
Total	$667.1	$676.8	$846.2	$865.6

Short-term debt

Overdrafts and other short-term debt	$167.4	$167.4	$113.6	$113.6
Short-term portion of long-term debt	146.4	148.9	35.8	35.8
Total	$313.8	$316.3	$149.4	$149.4
1) Debt as reported in balance sheet. Fair value of derivatives, December 31

	2004	2004	2003	2003
In relation to Eurobond	Total nominal	Fair value	Total nominal	Fair value

Interest rate swaps: Cash flow treatment	$165.2	$(3.8)	$165.2	$(10.2)
Cross currency interest rate swaps: Cash flow treatment	100.1	56.2	100.1	40.3
Fair value treatment	165.2	98.5	165.2	79.7
Total	$430.5	$150.9	$430.5	$109.8

In relation to Medium-term notes

Interest rate swaps: Cash flow treatment	$100.1	$2.4	$26.2	$(0.8)
Fair value treatment	30.2	1.6	27.5	1.2
Cross currency interest rate swaps: Cash flow treatment	3.6	0.8	2.8	0.6
Without hedge accounting	65.5	(4.6)	119.6	(5.7)
Total	$119.4	$0.2	$176.1	$(4.7)

In relation to Commercial paper

Interest rate swaps: Cash flow treatment	$50.0	$1.8	$50.0	$1.6
Total	$50.0	$1.8	$50.0	$1.6

In relation to Transaction exposure

Forward outrights: Cash flow treatment	$0	$0	$101.9	$0.6
Total	$0	$0	$101.9	$0.6
Note 13. Shareholders' Equity

Dividends	2004	2003	2002

Dividends per share	$.75	$.54	$.44

Other comprehensive income/Ending Balance	2004	2003	2002

Cumulative translation adjustments	$182.5	$75.8	$(71.4)
Net loss of cash flow hedge derivatives	(0.4)	(5.5)	(20.6)
Net loss for minimum pension liability	(7.6)	(4.6)	-
Total	$174.5	$65.7	$(92.0)

Ending Balance
Deferred taxes on cash flow hedge derivatives	$0.1	$3.8	$11.3
Deferred taxes of the minimum pension liability	$3.4	$2.0	-

The components of other comprehensive income are net of any related income tax effects.

Share Repurchase Program
Autoliv has since October 21, 2002 reactivated its stock-repurchase program under an existing authorization from May 2000, which authorized management to repurchase up to 10 million Autoliv shares. The Board of Directors has approved an expansion of the Company's stock repurchase program and authorized the repurchase of an additional 10 million shares in Autoliv, Inc. The decision was taken on April 29, 2003.

Shares	2004	2003	2002

Shares repurchased (shares in millions)	3.4	2.1	1.6
Cash paid for shares	$143.9	$43.0	$30.4

In total, Autoliv has repurchased approximately 11.6 million shares since May 2000 for cash of $320.4 million. Of the total amount of repurchased shares, 0.8 million shares have been utilized in the stock incentive plans where of 0.5 million during 2004.

Shareholder Rights Plan
Autoliv has a shareholder rights plan under which each shareholder of record as of November 6, 1997, received one right for each share of Autoliv common stock held. Each right entitles the registered holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock with a par value of $1 at a price of $150, subject to adjustment.
  Initially the rights will be attached to all Common Stock Certificates representing shares then outstanding and upon the occurrence of certain events the rights will separate from the Common Stock, and each holder of a right will have the right to receive, upon exercise, common stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right.
  Autoliv may redeem the rights in whole at a price of one cent per right.

Note 14. Supplemental Cash Flow Information
The Company's non-cash investing and financing activities were as follows:

	2004	2003	2002

Acquisitions/Divestitures: Fair value of assets acquired	$22.7	$105.4	$30.3
Cash Paid	(0.5)	(32.9)	(27.1)
Liabilities assumed	$22.2	$72.5	$3.2

Payments for interest and income taxes were as follows:

	2004	2003	2002

Interest	$41	$49	$54
Income taxes	$79	$116	$54

Note 15. Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Shareholders, and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units ("RSUs"). All options are granted for 10 year terms, have an exercise price equal to the stock market price on the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company's shares to the employee after three years of service following the date of grant or upon retirement. The Plan provides for the issuance of up to 3,085,055 common shares for awards under the Plan.
  The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost for stock option grants has been recognized in the Company's financial statements. The Company is, however, recording compensation expense for the RSUs over the service lives of the employees during the three year vesting period. The total compensation expense for the 2004 and 2003 RSUs will be to be approximately $4 million and $3 million, respectively.
Had compensation cost for all of the Company's stock-based compensation awards been determined based on the fair value of such awards at the grant date, consistent with the methods of FAS-123 "Accounting for Stock-Based Compensation", the Company's total and per share net income would have been as follows:

	2004	2003	2002

Net income as reported	$326.3	$268.4	$175.5
Add: Compensation under fair value method included in net income, net of tax	1.5	1.2	0.8
Deduct: Compensation under fair value method for all awards, net of tax	(4.5)	(3.3)	(4.9)
Net income pro-forma	$323.3	$266.3	$171.4
Earnings per share:
As reported	$3.46	$2.81	$1.79
Pro-forma	$3.43	$2.79	$1.75

The weighted average fair value of options granted during 2004, 2003 and 2002 was estimated at $11.11, $5.55 and $5.23, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2004	2003	2002

Risk-free interest rate	3.0%	2.8%	4.5%
Dividend yield	2.0%	2.5%	2.5%
Expected life in years	5	5	5
Expected volatility	33.0%	33.0%	30.0%

Information related to the Plan during the period 2002 to 2004 is as follows:

RSU's	2004	2003	2002

Outstanding at beginning of year	126,713	212,285	224,288
Granted	98,376	130,887	-
Shares issued	(3,834)	(203,210)	(7,977)
Cancelled	(9,470)	(13,249)	(4,026)
Outstanding at end of year	211,785	126,713	212,285

			Weighted
		Number of	average
Stock options		shares	exercise price

Outstanding at Dec. 31, 2001		759,975	$18.41
Granted		552,050	19.96
Exercised		(47,826)	16.66
Cancelled		(64,817)	20.26
Outstanding at Dec. 31, 2002		1,199,382	$19.09
Granted		386,250	21.36
Exercised		(391,496)	18.21
Cancelled		(16,505)	19.06
Outstanding at Dec. 31, 2003		1,177,631	$20.13
Granted		290,368	40.26
Exercised		(492,551)	20.31
Cancelled		(16,631)	32.97
Outstanding at Dec. 31, 2004		958,817	$25.91

Options exercisable

At December 31, 2002		655,832	$18.37
At December 31, 2003		794,956	$19.54
At December 31, 2004		677,918	$19.96

The following summarizes information about stock options outstanding on December 31, 2004:

Range of exercise prices	Number outstanding	Remaining contract life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$16.99 - $19.96	423,109	6.73	$18.50	423,109	$18.50
$21.36 - $29.37	239,210	7.74	21.67	239,210	21.67
$31.07 - $38.25	15,599	2.85	33.46	15,599	33.46
$40.26	280,899	9.00	40.26	0	-
	958,817	7.59	$25.91	677,918	$19.96

Note 16. Contingent Liabilities

Legal Proceedings
Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters.
  Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, it is the opinion of management that the litigations to which the Company is currently a party will not have a material adverse impact on the consolidated financial position of Autoliv, but the Company cannot provide assurance that Autoliv will not experience any material product liability or other losses in the future.
  In December 2003, a U.S. Federal District Court awarded a supplier of Autoliv ASP, Inc. approximately $27 million plus pre-judgment interest of $ 6 million in connection with a commercial dispute. Autoliv has appealed the verdict and the supplier has cross-appealed in regard to the calculation of the amount of pre-judgment interest. The appeal and the cross-appeal are currently pending before the United States Court of Appeals for the Federal Circuit. Briefing before the court of appeals is completed, but oral argument has not yet been scheduled. While legal proceedings are subject to inherent uncertainty, Autoliv believes that it has meritorious grounds for appeal, which would result in a new trial, and that it is possible that the judgment could be eliminated or substantially altered. Consequently, in the opinion of the Company's management, it is not possible to determine the final outcome of this litigation at this time. It cannot be assured that the final outcome of this litigation will not result in a loss that will have to be recorded by the Company.
  The Company believes that it is currently adequately insured against product and other liability risks, at levels sufficient to cover potential claims, but Autoliv cannot be assured that the level of coverage will be sufficient in the future or that such coverage will be available on the market.

Product Warranty and Recalls
Autoliv is exposed to product liability and warranty claims in the event that our products fail to perform as expected and such failure results, or is alleged to result, in bodily injury and/or property damage. The Company cannot assure that it will not experience any material warranty or product liability losses in the future or that it will not incur significant costs to defend such claims. In addition, if any of our products are or are alleged to be defective, Autoliv may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A recall claim or a product liability claim brought against Autoliv in excess of available insurance, may have a material adverse effect on the Company's business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly the future costs of warranty claims by our customers may be material, however, we believe our established reserves are adequate to cover potential warranty settlements. Autoliv's warranty reserves are based upon our best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the appropriateness of these reserves, and adjusts them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates.

Note 17. Lease Commitments

Operating Lease
The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2025. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $20.6 million for 2004, $21.0 million for 2003 and $17.5 million for 2002.
  At December 31, 2004, future minimum lease payments for non-cancelable operating leases total $86.1 million and are payable as follows (in millions): 2005: $17.8; 2006: $14.4; 2007: $11.2; 2008: $9.2; 2009: $6.1; 2010 and thereafter: $27.4.

Capital Lease
The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2015. At December 31, 2004, future minimum lease payments for non-cancelable capital leases total $8.1 million and are payable as follows (in millions): 2005: $2.0; 2006: $1.3; 2007: $1.2; 2008: $0.8; 2009: $0.7; 2010 and thereafter: $2.1.

Note 18. Retirement Plans

Defined Contribution Plans
Many of the Company's employees are covered by government sponsored pension and welfare programs. Under the terms of the programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to multi-employer plans for the year ended December 31, 2004, 2003 and 2002 were $2.8 million, $2.5 million and $2.6 million respectively. Contributions to defined contribution plans for the years ended December 31, 2004, 2003, and 2002 were $15.4 million, $13.1 million and $7.4 million, respectively.

Defined Benefit Plans
U.S. Defined Benefit Pension Plans
The Company has non-contributory defined benefit pension plans covering employees at most U.S. operations. The benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants. The funding policy for U.S. plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts that the Company determines to be appropriate.
  The Company has frozen participation in the Autoliv ASP, Inc. Pension Plan to include only those employees hired as of December 31, 2003; consequently the Company amended the Autoliv ASP, Inc. Employee Savings and Investment Plan to provide an additional company contribution on behalf of participants in the plan. Each participant who is excluded from participation in the Autoliv ASP, Inc. Pension Plan will receive an additional employer contribution to the Autoliv ASP, Inc. Employee Savings and Investment Plan equal to two percent of such participant's defined compensation for the plan year.
  The measurement date used to determine benefit measurements corresponds to the fiscal year end, December 31.
The components of net benefit cost associated with the U.S. non-contributory defined benefit retirement plans are as follows:
	2004	2003	2002

Service cost	$10.7	$11.0	$10.0
Interest cost	6.9	6.4	5.8
Expected return on plan assets	(6.0)	(3.7)	(4.1)
Amortization of prior service costs	0.4	0.4	0.3
Amortization of actuarial loss	0.4	0.9	-
Benefit cost	$12.4	$15.0	$12.0

The amortization of the net actuarial loss is expected to increase pension expense by $0.7 million per year over the ten year estimated remaining service lives of the plan participants. Pension expense associated with these plans was $12.4 million in 2004 and is expected to be around $11.9 million in 2005.
The changes in benefit obligations and plan assets for the U.S. non-contributory defined benefit plans for the periods ended December 31, are as follows:

	2004	2003

Projected benefit obligation at beginning of year	$117.2	$100.0
Service cost	10.7	11.0
Interest cost	6.9	6.4
Actuarial (gain) loss	(2.0)	5.6
Change in discount rate	5.5	7.5
Assumption changes	-	(7.3)
Benefit payments	(6.6)	(6.0)
Projected benefit obligation at year end	$131.7	$117.2

Fair value of plan assets at beginning of year	$66.5	$40.2
Actual return on plan assets	8.0	12.4
Company contributions	16.7	19.9
Benefit payments	(6.6)	(6.0)
Fair value of plan assets at year end	$84.6	$66.5

Funded status of the plan	$(47.1)	$(50.7)
Unrecognized net actuarial loss	18.3	17.2
Unrecognized prior service cost	3.5	4.0
Accrued retirement benefit cost recognized in the balance sheet	$(25.3)	$(29.5)

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans were $106.6 million and $82.3 million at December 31, 2004 and 2003, respectively.
The weighted averages of assumptions used to determine the U.S. benefit obligation as per December 31, are as follows:

%	2004	2003

Discount rate	6.00	6.25
Rate of increases in compensation level	3.50	3.50

The weighted averages of assumptions used to determine the U.S. net periodic benefit cost for years ended December 31, are as follows:

%	2004	2003	2002

Discount rate	6.25	6.75	7.25
Rate of increases in compensation level	3.50	4.00	5.25
Expected long-term rate of return on assets	8.50	8.50	9.50

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the Projected Benefit Obligation and annual pension expense. The discount rate has been set based on the rates of return on high-quality fixed-income investments currently available at the measurement date and expected to be available during the period the benefits will be paid. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate. The U.S. Plans have, for a number of years, invested more than 85% of plan assets in equities and nearly 15% in debt securities. The investment objective is to provide an attractive risk-adjusted return that will insure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each assets class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company has assumed a long-term rate of return on plan assets of 8.5%.
The major categories of plan assets as a weighted average percentage of the fair value of total plan assets for years ended December 31, are as follows:

Assets category in %	Target allocation	2004	2003

Equity securities	85	90	87
Debt securities	15	10	13
Total	100	100	100
The Company expects to contribute $13.6 million to its pension plan in 2005 and is currently projecting a funding level of $8.0 million in the years thereafter.
The estimated future benefit payments for the U.S. pension benefits, which reflect expected future service, as appropriate, are disclosed in the table below. The amount of benefit payments in a given year may vary from the projected amount, especially since this plan pays the majority of benefits as a lump sum.

Pension Benefits	Expected Payments

2005	$10.1
2006	10.5
2007	10.9
2008	12.0
2009	13.1
Years 2010-2014	$75.2

U.S. Postretirement Benefits Other Than Pensions
The Company currently provides post-retirement health care and life insurance benefits to most of its U.S. retirees. In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service, are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage is also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most employees who retire after December 31, 1992. Additionally the plan was further amended in 2003 to restrict participation to retirees who were eligible retirees or active participants in the Autoliv ASP, Inc. Pension Plan as of December 31, 2003. No plan assets have been provided to this benefit plan.
  At present, there is no pre-funding of the post-retirement benefits recognized under FAS-106. The Company has reviewed the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on its financial statements under FAS-106 and has determined that there is no impact since the prescription portion of the benefit is not segregated and the Company subsidy of the program is fixed and frozen.
The changes in benefit obligations and plan assets for the U.S. post-retirement benefit plan as of December 31 are as follows:

	2004	2003

Projected benefit obligation at beginning pf year	$16.6	$13.1
Service cost	1.3	1.3
Inerest cost	1.0	0.9
Actuarial (gain) loss	(0.5)	-
Change in discount rate	0.6	1.1
Assumption changes	-	0.6
Benefit payments	(0.5)	(0.4)
Projected benefit obligation at year end	$18.5	$16.6

Fair value of plan assets at beginning of year	$ -	$ -
Company contributions	0.5	0.4
Benefit payments	(0.5)	(0.4)
Fair value of plan assets at year end	$ -	$ -

Funded status of the plan	$(18.5)	$(16.6)
Unrecognized net actuarial (gain) loss	(0.5)	(0.6)
Accrued postretirement benefit cost recognized in the balance sheet	$(19.0)	$(17.2)

The measurement date used to determine post-retirement benefit measurements corresponds with the fiscal year end, December 31.
  For measurement purposes, the assumed annual rate of increase of per capita cost of health care benefits was 9.0% for 2004 and assumed to grade to 5% in 2012 and remain constant thereafter. As noted above, for U.S. employees retiring after December 31, 1992, the Company's policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000.
  The weighted average discount rate to determine post-retirement benefit obligation was 6.00% in 2004 and 6.25% in 2003. The average discount rate used in determining the post-retirement benefit cost was 6.25% in 2004, 6.75% in 2003 and 7.25% in 2002.
  A 1% increase or decrease in the annual health care cost trend rates would have had no significant impact on the Company's net benefit cost for the current period or on the accumulated post-retirement benefit obligation at December 31, 2004.
The components of net benefit cost associated with the post-retirement benefit plan are as follows:

Period ended December 31	2004	2003	2002

Service cost	$1.3	$1.3	$1.1
Interest cost	1.0	0.9	0.8
Actuarial gain	-	(0.1)	(0.1)
Benefit cost	$2.3	$2.1	$1.8

Non-U.S. Defined Benefit Pension Plans
The Company has a number of defined benefit pension plans, both contributory and non-contributory, in Australia, Canada, France, Germany, Japan, Mexico, Sweden, Turkey and the United Kingdom.
  The Company's main non-U.S. defined benefit plan is the U.K. plan. The Company has frozen participation in the U.K. defined benefit plan for all employees hired after April 30, 2003. Benefits are based on an average of the employee's earnings in the last three years preceding retirement and on credited service. Members in the U.K. plan contribute to the plan at the rate 9% of pensionable salaries.
The measurement dates for the non-U.S. plans used to determine benefit measurements are between September 30 and December 31 for the years 2004, 2003 and 2002. The components of net benefit cost for 2004 associated with the non-U.S. retirement plans are as follows:

2004

Service cost	$7.0
Interest cost	3.3
Expected return on plan assets	(1.5)
Amortization of actuarial loss	0.4
Amortization of prior service cost	0.4
Benefit cost	$9.6
Increase in minimum liability included in other comprehensive income	4.4

Total benefit cost associated with the non-U.S. plans for the years ended December 31, 2004, 2003 and 2002 were $9.6 million, $6.8 million and $5.0 million, respectively. The increase in minimum pension liability included in other comprehensive income amounted to $6.6 million and $0 million for the periods ended December 31, 2003 and 2002 respectively. For these non-U.S. plans, details on benefit cost are not available for the years ended December 31, 2003 and 2002.
  The amortization of the net actuarial loss is made over the 8-19 years estimated remaining service lives of the plan participants, varying between the different countries depending on the age of the work force. Pension expense associated with these plans was $9.6 million in 2004 and is not expected to deviate materially from this level in 2005.
The changes in benefit obligations and plan assets for the non-U.S. defined benefit plans for the period ended December 31, 2004, are as follows:

2004

Projected benefit obligation at beginning of year	$69.7
Service cost	7.0
Inerest cost	3.3
Actuarial (gain) loss	6.0
Plan participants' contributions	0.8
Plan amendments	(0.3)
Change in assumptions	(0.3)
Benefit payments	(1.7)
Translation difference	7.1
Projected benefit obligation at year end	$91.6

Fair value of plan assets at beginning of year	$26.6
Actual return on plan assets	2.5
Company contributions	5.6
Plan participants' contributions	0.8
Benefit payments	(1.7)
Translation difference	2.4
Fair value of plan assets at year end	$36.2

Funded status of the plan	$(55.4)
Unrecognized net actuarial loss	17.1
Unrecognized prior service cost (benefit)	(0.5)
Employer contributions from measurement date to year end	0.3
Minimum pension liability	(11.0)
Translation difference	1.2
Accrued retirement benefit cost recognized in the balance sheet	$(48.3)

The projected benefit obligation at year end for the non-U.S. plans for the years ended December 31, 2004 and 2003 were $91.6 million and $69.7 million, respectively. The fair value of plan assets for these plans for the years ended December 31, 2004 and 2003 were $36.2 million and $26.6 million, respectively. Furthermore the accrued retirement benefit cost recognized in the balance sheet for the years ended December 31, 2004 and 2003 were $48.3 million $34.9 million, respectively. For these non-U.S. plans, details are not available for the year ended December 31, 2003.

The accumulated benefit obligation for the non-U.S defined benefit pension plans was $69.2 million and $58.7 million at December 31, 2004 and 2003, respectively.

The range of weighted averages of assumptions used by the non-U.S. defined benefit plans to determine the benefit obligation as at December 31 are as follows:

%	2004	2003

Discount rate	2.5-6.5	2.5-25
Rate of increases in compensation level	2.5-5	3-18
The range of weighted averages of assumptions used by the non-U.S. defined benefit plans to determine the net periodic benefit cost for years ended December 31, are as follows:

%	2004	2003	2002

Discount rate	2.5-25	2.5-6.8	n/a
Rate of increases in compensation level	3-18	2-5	n/a
Expected long-term rate of return on assets	2.5-8.5	2.5-8.5	2.5-9.5

The high rate of increase in compensation level, 18%, in 2003 relates to a high-inflationary country, while the second highest rate is 5%. The high discount rate for the same year relates to the same country, where the second highest rate is 6.5%. For these non-U.S. plans, key assumption details are not available for the year ended December 31, 2002, in relation to discount rates and increases in compensation levels.
  The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the Projected Benefit Obligation and annual pension expense. The expected rate of increase in compensation levels and long-term rate of return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local market. The Company has assumed a long-term rate of return on plan assets in a range of 2.5-8.5% for 2004. The main plan is the U.K. plan which has, for a number of years, invested approximately 80% of Plan assets in equities and 20% in debt securities. The discount rate for the U.K. plan has been set based on the weighted average yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.
The major categories of plan assets as a weighted average percentage of the fair value of total plan assets for years ended December 31, are as follows:

Assets category in %	2004

Equity securities	59
Bonds	14
Other	27
Total	100
For these non-U.S. plans, asset category details are not available for the year ended December 31, 2003.
  For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $1.4 million in 2005 and is currently projecting a funding level unchanged at $1.4 million in the years thereafter.

The estimated future benefit payments for the non-U.S. post-retirement benefits, which reflect expected future service, as appropriate, are disclosed in the table below.

Pension Benefits	Expected Payments

2005	$3.2
2006	3.1
2007	3.5
2008	4.6
2009	5.0
Years 2010-2014	39.8

Note 19. Segment Information

Autoliv, Inc. is a U.S. registered company where the revenues are generated by sales of safety systems to the automotive industry. The automotive industry is made up of a relatively small number of customers. A significant disruption in the industry, a significant change in demand or pricing or a dramatic change in technology could have a material adverse effect on the Company. Automotive safety products (mainly various airbag and seat belt products and components) are integrated complete systems that function together with common electronic and sensing systems, and hence are considered as one business segment. The customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:
2004 Ford 23% (incl. Volvo Cars with 8%, Mazda, etc.); Renault 15% (incl. Nissan) and GM 12% (incl. Opel, Holden, SAAB, etc.)
2003 Ford 24% (incl. Volvo Cars with 8%, Mazda, etc.); Renault 14% (incl. Nissan) and GM 12% (incl. Opel, Holden, SAAB, etc.)
2002 Ford 23%, GM 15% and Renault 13%.

The Company has concluded that its operating segments meet the criteria, stated in FAS-131 "Disclosures about Segments of an Enterprise and Related Information", for aggregation for reporting purposes into a single operating segment.

Net sales	2004	2003	2002

North America	$1,659	$1,609	$1,658
Europe	3,518	2,950	2,344
Japan	507	389	213
Rest of the World	460	353	228
Total	$6,144	$5,301	$4,443

Long-lived Assets	2004	2003	2002

North America	$2,094	$2,054	$1,968
Europe	824	752	632
Japan	117	106	63
Rest of the World	128	104	74
Total	$3,163	$3,016	$2,737

The Company's operations are located primarily in Europe and the United States. Exports to other regions amounted to approximately $315 million in 2004. Net sales in the U.S. amounted to $1,558 million, $1,542 million and $1,598 million for 2004, 2003 and 2002, respectively.
  Long-lived assets in the U.S. amounted to $1,982 million, $1,979 million and $1,911 million for 2004, 2003 and 2002, respectively. For 2004, $1,548 million of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.
The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

Sales by product	2004	2003	2002

Airbags and associated products 1)	$4,028	$3,608	$3,160
Seat belts and associated products 2)	2,116	1,693	1,283
Total	$6,144	$5,301	$4,443

1) Includes sales of Steering Wheels, Electronics, Inflators and Initiators. 2) Includes sales of Seat components. Note 20. Quarterly Financial Data (unaudited)

	Q1	Q2	Q3	Q4

2004
Net sales	$1,487.8	$1,578.6	$1,382.7	$1,694.8
Gross profit	297.6	325.3	263.6	334.7
Income before income taxes	114.8	135.3	96.6	137.8
Net income	76.4	89.2	67.3	93.4
Earnings per share	$.80	$.94	$.72	$1.01

2003
Net sales	$1,245.7	$1,366.5	$1,212.5	$1,476.1
Gross profit	229.3	267.2	222.3	283.9
Income before income taxes	80.3	110.4	77.9	128.4
Net income	51.8	73.0	51.9	91.7
Earnings per share	$.54	$.77	$.55	$.96

Exchange Rates for Key Currencies vs. U.S. Dollar
	2004	2004	2003	2003	2002	2002
	Average	Year end	Average	Year end	Average	Year end

EUR	1.241	1.362	1.127	1.250	0.941	1.042
AUD	0.735	0.774	0.648	0.747	0.542	0.564
GBP	1.830	1.992	1.631	1.775	1.498	1.603
SEK	0.136	0.151	0.123	0.137	0.103	0.113
JPY/1000	9.239	9.641	8.620	9.347	7.972	8.380

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.,
  We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Autoliv, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2005 expressed an unqualified opinion thereon.

Ernst & Young AB
March 3, 2005

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.,
  We have audited management's assessment, in the accompanying "Management's Report on Internal Control Over Financial Reporting," that Autoliv, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Autoliv, Inc.'s management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.
  We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of the internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
  A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
  In our opinion, management's assessment that Autoliv, Inc. maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.
  We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of Autoliv, Inc. and our report dated March 3, 2005 expressed an unqualified opinion.

Ernst & Young AB
March 3, 2005

Corporate Governance

Autoliv is an American company incorporated under the laws of the State of Delaware.

In addition to Federal or State law and regulations, Autoliv is governed primarily by the following documents. All of them are available on Autoliv's Corporate Website www.autoliv.com under Governance.
  Restated Certificate of Incorporation of Autoliv, Inc.
  Restated By-laws of Autoliv, Inc.
  Corporate Governance Guidelines
  Charters of the Audit Committee, the Compensation Committee and of the Nominating and Corporate Governance Committee
  Code of Business Conduct and Ethics
  Code of Conduct and Ethics for Directors
  Code of Conduct and Ethics for Senior Officers

The Certificate of Incorporation contains stipulations regarding such things as the total number of shares, the types of shares, and the powers of the Company and its directors. The By-laws focus on the organizational structure of the Company, including the Shareholders' Meeting, the Board and the Executive officers.

SHAREHOLDERS' MEETING

The Shareholders' Meeting elects the Board of Directors. Shareholders also adopted, the Autoliv, Inc. Stock Incentive Plan in 1997.

At the Shareholders' Meeting each shareholder is entitled to one vote for each share of common stock. Shareholders can vote by sending proxy cards to the Company.

Only such business shall be conducted at a Meeting that has been properly brought before the Shareholders' Meeting.

THE BOARD

The Board of Directors is the ultimate decision-making body of Autoliv, except with respect to matters reserved to shareholders. The Board is entrusted with, and responsible for, overseeing the assets and business affairs of the Company.

To assist the Board in the exercise of its responsibilities, it has adopted Corporate Governance Guidelines which reflect its commitment to monitor the effectiveness of policy and decision making both at the Board and management level. The purpose is to enhance long-term shareholder value and to assure the vitality of Autoliv for its customers, employees and other individuals and organizations that depend on the Company.

To achieve this purpose, the Board monitors the performance of the Company in relation to its goals, strategy, competitors, etc., and the performance of the Chief Executive Officer (CEO) and provides constructive advice and feedback.

The Board is free to choose its Chairman in a way that it deems best for the Company, and hence does not require the separation of the officer of the Chairman of the Board and the CEO as is the case today.

The Board has full access to Management and to Autoliv's outside advisors.

The work of the Board is reported annually in the Proxy Statement that is distributed to the shareholders with the annual report.

According to the Certificate of Incorporation, the number of directors may be fixed from time to time exclusively by the Board, and the directors are divided into three classes for terms of three years. The Board believes that it should generally have no fewer than nine and no more than twelve directors.

Directors

Directors are expected to spend the time and effort necessary to properly discharge their responsibilities, and accordingly, regularly attend meetings of the Board and committees on which directors sit. Directors are also expected to attend the Annual General Meetings of Shareholders.

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders.

The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board. The Committee will consider director candidates nominated by shareholders.

Nominees for director are selected on the basis of i.a. experience, knowledge, skill, expertise, integrity, understanding of Autoliv's business environment and willingness to devote adequate time and effort to the Board.

The Board must be comprised of a majority of directors who qualify as independent under the listing standards of the New York Stock Exchange. Normally no more than one management executive may serve on the Board. Currently, all directors are independent except for the CEO.

On an annual basis, the Board reviews the relations that each director has with the Company to assess independence. Directors who are also employees of the company are generally expected to resign from the Board at the same time as their employment with the Company ends.

It is the general policy of Autoliv that no director having attained the age of 70 years may be nominated for re-election to the Board.

New directors are provided information about Autoliv's business and operations, strategic plans, significant financial, accounting and risk management issues, compliance programs and various codes and guidelines. Each new director will normally visit Company operations.

Board Compensation

A director who is also an officer of the Company does not receive additional compensation for service as a director.

Current Board compensation is disclosed in Autoliv's Proxy Statement together with the compensation to the five most highly compensated senior executives. Directors' fees are the only compensation that the members of the Audit Committee can receive from Autoliv.

The Nominating and Corporate Governance Committee sponsors an annual self-assessment of the Board's performance as well as the performance of each committee of the Board. The results of such assessments are discussed with the full Board and each committee.

Board Meetings

There must be five regularly scheduled meetings of the Board each year, and at least one regularly scheduled meeting of the Board must be held quarterly. During 2004 the board met five times (see Proxy Statement).

The meetings of the Board generally follow a Master Agenda which is discussed and agreed in the beginning of each year, but any director is free to raise any other subjects.

The independent directors normally meet in executive sessions in conjunction with each meeting of the Board and shall meet at least four times a year. The lead independent Director is presently the Chairman of the Board.

Normally the Board visits one or several of the Company's business operations at least once a year. In 2004 the Board visited and reviewed the Company's operations in Mexico.

COMMITTEE MATTERS

There are three standing committees of the Board: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

All members of the standing board committees are determined by the Board to qualify as independent directors. The committees operate under written charters and issue yearly reports that are disclosed in the Proxy Statement.

Audit Committee
The Audit Committee appoints, in its sole discretion (subject to shareholder ratification), the firm of independent auditors that audit the annual financial statements. The committee is also responsible for the compensation, retention and oversight of the work of the external auditors as well as for any special assignments given to the auditors.

The committee also reviews the annual audit and its scope, including the independent auditors' letter of comments and management's responses thereto; possible violations of Autoliv's business ethics and conflicts of interest policies; any major accounting changes made or contemplated; and the effectiveness and efficiency of Autoliv's internal audit staff. In addition, the committee confirms that no restrictions have been imposed by Company personnel in terms of the scope of the independent auditors' examinations.

Members of this committee are Messrs. Welin (Chairman), Aronson, Carlsson, Kunerth, Lorch, Nyberg and Stewart. Each of the Audit Committee members possesses financial literacy and accounting or related financial management expertise, and Mr. Welin is determined by the Board to qualify as a financial expert. In 2004, this committee met eight times (see Proxy Statement).

Compensation Committee
The Compensation Committee advises the Board with respect to the compensation to be paid to the directors and approves and advises the Board with respect to the terms of contracts to be entered into with the senior executives. The Committee also administers Autoliv's incentive plans.

Members of this committee are Messrs. Stone (Chairman), Aronson, Ringler, Stewart and Welin. The committee met twice in 2004 (see Proxy Statement).

Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee assists the Board in identifying potential candidates to the Board, reviewing the composition of the Board and its committees, monitoring a process to assess Board effectiveness and developing and implementing Autoliv's Corporate Governance Guidelines.

The Committee will consider Stockholder nominees for election to the Board if timely advance written notice of such nominees is received by the Secretary of the Company.

Members of this committee are Messrs. Stewart (Chairman), Aronson, Ringler, Sekiya, Stone and Welin. In 2004, the committee met five times (see Proxy Statement).

LEADERSHIP DEVELOPMENT

The Board is responsible for identifying potential candidates for, and selecting the CEO.

The Board is also responsible for an annual performance review of the CEO, and a summary report is discussed amongst independent directors in executive sessions and thereafter with the CEO.

The Board must plan for the succession to the position of the CEO and be assisted by the CEO who shall prepare and distribute to the Board an annual report on succession planning for senior officers.

The Board must determine that satisfactory systems are in effect for education, development and succession of senior and mid-level management.

SHAREHOLDER RIGHTS PLAN

The Autoliv Board adopted a Shareholder Rights Plan in 1997 to defer concise take-over tactics and to encourage third parties interested in acquiring the Company to negotiate with the Board to preserve the best interest of all Company stockholders.

Each share carries a right to buy one-hundredth of a share of preferred stock of the Company for $150 subject to adjustment. The right is exercisable only if a person acquires beneficial ownership of 15% or more of the Company's common stock or commence a tender or exchange offer in order to acquire such ownership.

In such an event, each right entitles the holder to purchase, at the right's then current exercise price, Autoliv common stock having a value of twice the right's then current exercise price.

The rights will not be exercisable if a tender or exchange offer for all outstanding shares of the Company is deemed by a majority of the Board of Directors not affiliated with the acquirer to be in the interest of Autoliv and its shareholders. The Company will generally be entitled to redeem the rights at $0.01 per right at any time until 10 business days following a public announcement that a 15% or greater position has been acquired.

The rights will expire in December 2007.

ETHICAL CODES

To maintain the highest legal and ethical standards, the Board has adopted three Codes of Business Conduct and Ethics. Two of them are specific for senior officers and directors, respectively, while the third code is general for all employees.

Employees are encouraged to report any violations of law or the Autoliv Codes, and no individual will suffer retaliation for reporting in good faith violations of law or the Codes.

Reports can be made to Autoliv's Compliance Counsel or by calling the Corporate Compliance "Hotline" - a toll free number - and leave a message anonymously on the voice mail.

BOARD CONTACT
The Board, the independent directors, as well as the Committees of the Board can be contacted through its Chairmen as follows:
The Board/Independent Directors/Relevant Committee
c/o Vice President Legal Affairs
Autoliv Inc. / Box 70381
SE-107 24 Stockholm, Sweden
Phone: +46 (8) 5872.0608
Fax: +46 (8) 5872.0633
E-mail: jorgen.svensson@autoliv.com

Contact can be made anonymously and communication with the independent directors is not screened.

The relevant Chairman receives all such communication after it has been determined that the content represents a message to such Chairman.
Board of Directors

S. Jay Stewart [1,2,3]
Chairman
Born 1938
Director since 1989
Elected until 2005
Former Chairman and CEO of Morton International Inc., Director of HSBC North America Holdings, Inc.
B.Sc. and MBA.
Shares: 78,459

Per-Olof Aronson [1,2,3]
Born 1930
Director since 1994
Elected until 2007
Former Vice Chairman, President and CEO of SAPA AB (Gränges AB)
Graduate Engineer.
Shares: 8,000

Sune Carlsson [3]
Born 1941
Director since 2003
Elected until 2005
Former President and CEO of AB SKF. Former Executive Vice President of ASEA AB and ABB Ltd. Chairman of Atlas Copco AB. Director of Investor AB and Scania AB.
M.Sc.
Shares: 303

Walter Kunerth [3]
Born 1940
Director since 1998
Elected until 2007
Industry consultant. Former Member of Siemens' Corporate Executive Board and President of Siemens' Automotive Systems Group. Director of the Supervisory Board of Gildemeister AG. Chairman of the Supervisory Board of Basler AG, Götz AG, Paragon AG and Suspa GmbH.
M.Sc and Honorary Professor.
Shares: 0

George A. Lorch[3]
Born 1941
Director since 2003
Elected until 2006
Former Chairman, President and CEO of Armstrong World Industries. Chairman Emeritus of Armstrong Holdings, Inc. Director of Pfizer, Inc., Williams Cos and HSBC North America Holdings, Inc.
B.Sc.
Shares: 303

Lars Nyberg[3]
Born 1951
Director since 2004
Elected until 2007
Chairman and former CEO of NCR Corp. Chairman of Micronic Laser Systems AB. Director of Snap-On Inc. and Sandvik AB.
MBA
Shares: 0

James M. Ringler 1, 2
Born 1946
Director since 2002
Elected until 2006
Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International Inc. Director of Dow Chemical Company, FMC Technologies Inc., NCR Corp. and CPC Corporation.
B.Sc. and MBA
Shares: 964

Tetsuo Sekiya 1
Born 1934
Director since 2001
Elected until 2006
Former Chairman, President and CEO of NSK Ltd. Former Vice Chairman of the supplier councils of Toyota and Nissan. Director of Taisei Corporation.
B.Sc. in Economics.
Shares: 2,600

Roger W. Stone 1, 2
Born 1935
Director since 1989
Elected until 2005
Chairman and CEO of Box USA Corp. Former President and CEO of Smurfit-Stone Container Corporation. Director of McDonald's Corporation.
B.Sc.
Shares: 5,365

Per Welin 1, 2, 3, 4
Born 1936
Director since 1995
Elected until 2006
Chairman of L-E Lundberg-företagen AB.
M.Sc., Techn. Lic and MBA.
Shares: 3,831
Deferred stock units: 1,554

Lars Westerberg
President & CEO
Born 1948
Director since 1999
Elected until 2007
Chairman of Ahlsell AB. Director of Plastal AB and Haldex AB.
M.Sc. and MBA.
Shares: 32,500
Restricted stock units: 32,500
Stock options: 196,500

1 Nominating and Corporate Governance Committee
2 Compensation Committee
3 Audit Committee
4 Qualifies as audit committee financial expert

Note: All directors (except for the CEO) qualify as an independent director under the rules of the New York Stock Exchange, the Sarbanes-Oxley Act and SEC. "Director since" includes time as director of Autoliv AB and Morton International, Inc. For information on restricted stock units and options refer to Note 15 on page 41. Number of shares and stock units as of March 1, 2005. For information on the work of the Board, compensation to and presentations of directors, please refer to the proxy statement which is distributed to Autoliv's shareholders with this annual report.

Senior Management

Lars Westerberg
President & Chief Executive Officer
Born 1948. Employed 1999
Shares: 32,500
Restricted stock units: 32,500
Stock options: 196,500

Leif Berntsson
Vice President Quality
Born 1955. Employed 1988
Shares: 200
Restricted stock units: 6,500
Stock options: 12,000

Dr. Yngve Håland
Vice President Research
Professor
Born 1945. Employed 1984
Restricted stock units: 6,500
Stock options: 41,395

Halvar Jonzon
Vice President Purchasing
Born 1950. Employed 2001
Restricted stock units: 6,500
Stock options: 30,210

Magnus Lindquist
Vice President
Chief Financial Officer
Born 1963. Employed 2001
Restricted stock units: 6,500
Stock options: 12,000

Benoît Marsaud
Vice President Manufacturing
Born 1952. Employed 1980
Shares: 5,046
Restricted stock units: 6,500
Stock options: 42,864

Mats Ödman
Vice President Corporate Communications
Born 1950. Employed 1994
Shares: 2,702
Restricted stock units: 6,500
Stock options: 37,635

Jan Olsson
Vice President Engineering
Born 1954. Employed 1987
Shares: 4,357
Restricted stock units: 6,500
Stock options: 19,500

Hans-Göran Patring
Vice President Human Resources
Born 1949. Employed 2001
Restricted stock units: 6,500
Stock options: 12,000

Jörgen Svensson
Vice President Legal Affairs,
General Counsel and Secretary
Born 1962. Employed 1989
Restricted stock units: 6,500
Stock options: 12,000

Number of shares, RSU`s and stock options as of March 1, 2005. For presentations of Senior Management, please refer to the 10-K filed with the U.S. Securities and Exchange Commission (SEC), www.sec.gov, or www.autoliv.com under "Financial info - Filings".

Autoliv Around the World - We Save Lives Worldwide

We are the world's largest automotive safety supplier with sales to all the leading car manufacturers in the world. We develop, market and manufacture airbags, seat belts, safety electronics, steering wheels, anti-whiplash systems, seat components and child seats. Our global market share exceeds 33 percent.

  According to the World Health Organization (WHO), more than one million people are killed each year in traffic accidents. If the current trend continues, the number of annual deaths will double by 2020. While human suffering cannot be measured, monetary costs to society are estimated in the hundreds of billions of dollars each year for health care, rehabilitation and loss of income. We therefore annually spend 8% of our revenues (including customer contributions) in research, development and engineering.

  Our company, Autoliv Inc, was created from a merger in 1997 between the Swedish company Autoliv AB and the American company Morton ASP. Autoliv now has 80 subsidiaries and joint ventures in 30 vehicle-producing countries with 40,000 employees. In addition, we have technical centers in nine countries with 20 crash test tracks - more than any other automotive safety supplier.

  Autoliv shares are listed on the New York Stock Exchange (under the symbol ALV) and its Swedish Depository Receipts (SDR) are listed on the Stockholm Stock Exchange (under the symbol ALIV).

ARGENTINA
Headcount (incl. joint ventures): 160
Manufacturing: Airbags and seat belts
Customers: DaimlerChrysler, Faurecia, Fiat, Ford, GM, Iveco, JCI, Lear, Peugeot/Citroën, Renault, SAS, Toyota, Visteon and Volkswagen
Location: Pilar (Buenos Aires)

AUSTRALIA
Headcount: 900
Manufacturing: Airbags, seat belts and webbing
Other: Tech center, laboratory Customers: Ford, GM/Holden, Hyundai, Kia, Mitsubishi, Telco and Toyota
Location: Melbourne

BELGIUM
Headcount: 50
Distribution: Airbags, seat belts, steering wheels and child seats
Customers: ECA, Faurecia, JCI, Nedcar, SAS and Volvo
Location: Gent

BRAZIL
Headcount: 455
Manufacturing: Airbags, seat belts, steering wheels and webbing
Customers: Audi, DaimlerChrysler, Faurecia, Fiat, Ford, GM, JCI, PSA, Renault, SAS, Toyota and Volkswagen
Location: Taubaté (Sao Paulo)

CANADA
Headcount: 1,240
Manufacturing: Webbing, airbag cushions and safety electronics
Customers: Autoliv and other seat belt manufacturers
Locations: Collingwood, Markham and Tilbury

CHINA
Headcount: 645
Manufacturing: Airbags, steering wheels, seat belts and webbing
Other: Laboratory
Customers: Brilliance, Changan, Chery, DaimlerChrysler, GM, Fiat, Ford, Hyundai/Kia, Iveco, Mazda, Mitsubishi, Nissan, Peugeot/Citroën, Toyota, Renault, and Volkswagen/Audi
Locations: Nanjing, Changchun and Shanghai (joint ventures)

CZECH REPUBLIC
Headcount: 2
Capabilities: Sales office
Customers: JCI, SAS and Skoda
Location: Mladá Boleslav

ESTONIA
Headcount: 855
Manufacturing: Seat belts and seat belt components
Customers: AvtoVaz, GAZ, GM and Autoliv companies
Location: Tallinn

FRANCE
Headcount: 6,050
Manufacturing: Airbags, inflators, initiators, steering wheels, seat belts, and safety electronics
Other: Tech center and laboratory
Customers: BMW, Citroën, Ford, Jaguar, Nissan, Opel, Peugeot, Renault, Rover, Toyota, SAAB, Samsung, Volvo and Autoliv companies
Locations: Paris, Gournay-en-Bray, Poitiers, Pont-de-Buis, Survilliers, Les Mureaux, Pontoise, Rouen and Valentigney (joint venture)

GERMANY
Headcount: 3,375
Manufacturing: Airbags, seat belts and steel components
Other: Tech center and laboratory
Customers: Audi, Bentley, BMW, DaimlerChrysler, Ford, GM/Opel, Grammer, Intier, ISRI, Jaguar, JCI, Karmann, Lamborghini, Lear, MAN, Mazda, Mitsubishi, Porsche, Seat, Skoda, Volkswagen and Autoliv companies
Locations: Elmshorn, Dachau, Braunschweig, Döbeln, Lübeck and Norderstedt

HUNGARY
Headcount: 970
Manufacturing: Seat belts
Customers: Audi, BMW, DaimlerChrysler, Faurecia, Fiat, Ford, GM, Grammer, JCI, ISRI, Lamborghini, Lear, Magna, MAN, Mazda, Mitsubishi, Porsche, Skoda, Steyr, Suzuki, Volkswagen and Autoliv companies
Location: Sopronkövesd

INDIA
Headcount: 300
Manufacturing: Seat belts
Other: Laboratory
Customers: Daewoo, DaimlerChrysler, Ford, GM, Hindustan Motors, Hyundai, Maruti, Peugeot, Telco and Volvo
Locations: Bangalore (joint venture)

INDONESIA
Headcount: 110
Manufacturing: Seat belts
Customers: GM, Hyundai, Mitsubishi, Nissan and Toyota
Location: Jakarta

ITALY
Headcount: 17
Capabilities: Sales office
Customer: Fiat
Location: Turin

JAPAN
Headcount: 2,080
Manufacturing: Airbags, inflators, seat belts, steering wheels and safety electronics
Other: Tech center and laboratory
Customers: Daihatsu, Hino, Honda, Isuzu, Mazda, Mitsubishi, Nissan, Nissan- Diesel, Subaru, Suzuki, Toyota and Autoliv companies
Locations: Atsugi, Fujisawa, Hiroshima, Nagoya, Osaka, Taketoyo, Tsukuba and Yokohama

KOREA
Headcount: 335
Manufacturing: Seat belts and airbags
Other: Laboratory
Customers: Hyundai, Kia, Renault, Samsung and Ssangyong
Locations: Gyeonggido

MALAYSIA
Headcount: 430
Manufacturing: Airbags, seat belts, steering wheels and webbing
Customers: BMW, DaimlerChrysler, Ford, Honda, Hyundai, Kia, Mitsubishi, Nissan, Perodua, Proton, Suzuki, Toyota and Volvo
Location: Kuala Lumpur (joint venture)

MEXICO
Headcount: 4,380
Manufacturing: Airbags, airbag cushions, seat belts and steering wheels
Customers: DaimlerChrysler, Ford, GM, Honda, Hyundai, Nissan, Mazda, Mitsubishi, Toyota, Volkswagen, Volvo and Autoliv companies
Locations: Toluca, Querétaro and Tijuana

NETHERLANDS
Headcount: 170
Manufacturing: Seat belts
Customers: Autoliv and other seat belt manufacturers
Locations: Boxtel and Sittard

NEW ZEALAND
Headcount: 7
Capabilities: Sales office
Customers: Aftermarket
Location: Auckland

PHILIPPINES
Headcount: 800
Manufacturing: Seat belts and steering wheels
Customers: Ford, GM/Isuzu, Honda, Kia, Mitsubishi, Nissan, Toyota and Autoliv companies
Location: Manila (joint venture) and Cebu

POLAND
Headcount: 1,430
Manufacturing: Airbag cushions and seat belts
Customers: Simula and Autoliv companies
Locations: Olawa and Jelcz-Laskowice.

ROMANIA
Headcount: 305
Manufacturing: Seat belts and seat belt webbing
Customers: Dacia, Daewoo and Autoliv companies
Location: Brasov

SOUTH AFRICA
Headcount: 150
Manufacturing: Airbags and seat belts
Customers: BMW, Ford, Mazda, Nissan, Toyota and Volkswagen.
Location: Johannesburg

SPAIN
Headcount: 1,285
Manufacturing: Airbags and seat belts
Other: Laboratory
Customers: : AutoEuropa, Auto5000, BMW, DaimlerChrysler, Heuliez, Ford, Mazda, Nissan, Opel, Peugeot/ Citroën, Pininfarina, Renault, SEAT, Volkswagen and Autoliv companies
Locations: Barcelona and Valencia

SWEDEN
Headcount: 2,225
Manufacturing: Airbags, seat belts, seat components, child seats, safety electronics and inflators
Other: Tech center and laboratory
Customers: BMW, Jaguar, Porsche, SAAB, Scania, Volkswagen, Volvo and Autoliv companies
Locations: Stockholm, Vårgårda, Motala, Linköping, and Hässleholm

TAIWAN
Headcount: 85
Manufacturing: Airbags and seat belts
Customers: Ford, Hyundai, Isuzu, Mitsubishi, Nissan, Suzuki and Toyota
Location: Taipei (joint venture)

THAILAND
Headcount: 980
Manufacturing: Airbags and seat belts
Customers: BMW, DaimlerChrysler, Ford/Mazda, GM, Honda, Isuzu, Nissan, Samsung, Thai Rung, Toyota, Volvo and Autoliv companies
Location: Chonburi (Bangkok)

TUNISIA
Headcount: 2,220
Manufacturing: Seat belts and steering wheels
Customers: Autoliv companies
Location: Zriba, Nadhour and El Fahs

TURKEY
Headcount: 850
Manufacturing: Airbags, seat belts, seat belt components and steering wheels
Other: Laboratory
Customers: Anadolu Isuzu, Askam, Audi, Ford Otosan, Hyundai Assan, Karsan (Peugeot), Lancia, MAN, Mercedes Benz, Otokar, Otoyol (Iveco), Oyak Renault, Tofas-Fiat, Toyota and Autoliv companies
Location: Gebze-Kocaeli and Dudulu (Istanbul)

UNITED KINGDOM
Headcount: 1,825
Manufacturing: Airbags, airbag cushions and seat belt components
Other: Tech center and laboratory
Customers: Aston Martin, Bentley, Ford, Honda, Jaguar, Land Rover, Mitsubishi, Nissan, Rover, Toyota and Autoliv companies
Locations: Havant, Milton Keynes and Congleton

USA
Headcount: 6,150
Manufacturing: Airbags, seat belts, steering wheels, inflators and airbag cushions
Other: Tech center and laboratory
Customers: BMW, DaimlerChrysler, Daihatsu, Ford, GM, Honda, Hyundai, Isuzu, Kia, Mazda, Mitsubishi, Nissan, Subaru, Suzuki, Toyota, Volkswagen and Autoliv companies
Locations: Auburn Hills and Southfield, MI; Brigham City, Ogden, Tremonton and Promontory, UT; Goleta, CA; Columbia City, IN; Madisonville, KY.

Note: "Customer" may exclude those with small sales and "headcount" includes joint ventures.

The Autoliv Share - Outperforming our Peers

Since the initial listing in New York on May 1, 1997 until the end of 2004, the Autoliv share increased by 36%, outperforming its peer group in S&P's Auto Parts Index by 33 percentage point (see graph to the right). During the same period, the general market has increased by 51% (see S&P 500 in the graph to the right).
  During 2004, the Autoliv share increased by 28%, outperforming both the S&P 500 index that increased by 9% and S&P's Auto Parts Index that increased by 4%. In Stockholm, Autoliv's depository shares rose by 16% during 2004, almost as much as the market that increased by 17%.
  Since the initial public offering in Sweden in 1994 until the end of 2004, the Autoliv share has increased at an compounded average annual rate of 13% (excluding dividends) while the composite index in Stockholm has increased at an average rate of 10% during the same ten and half years.

TRADING HISTORY

The original Autoliv AB stock, which was a Swedish security, was introduced on the Stockholm Stock Exchange on June 9, 1994, at an offering price of SEK90 (just over US $10) for institutions and SEK85.50 for private individuals.
  Following the merger with Morton ASP, the shares in the new Autoliv company - Autoliv, Inc. - were listed on the New York Stock Exchange (NYSE) under the symbol ALV and the Swedish Depository Receipts (SDR) of this U.S. corporation listed on the Stockholm Stock Exchange under the symbol ALIV.
  In Stockholm, trading in Autoliv SDRs started by outperforming the market, reaching a record high of SEK349 on March 6, 1997. After having declined to SEK137.50 on January 4, 2001, the Autoliv SDR recovered during 2001 and has outperformed the market since 2002. During 2004, the Autoliv SDR opened at SEK272.50, declined to the year-low at SEK271.50 (paid) on January 5, hit its annual high at SEK 342.50 on April 26 and closed at SEK 318 on December 31.
  In New York trading in the Autoliv Inc. share began on May 1, 1997, when it closed at $35.50. The stock has fluctuated with the S&P Auto Parts Index. It hit a record high on September 19, 1997 at $45.13 and reached its lowest level on September 21, 2001 at $13.25. In 2000 and 2001, the Autoliv stock declined more than the peer group, but then it has increased faster than most other automotive parts stocks. This is partly due to the stronger Euro and Autoliv's strong position on markets outside the U.S.
  During 2004, the share opened at the year-low of $37.88, quickly increased to about $45 in January and then reached an all-time high at $48.80 on December 28. It closed at $48.30 on December 28.

SHARE TRADING

During 2004, 41% of the trading in Autoliv securities was in shares of common stock in New York and 59% was in SDRs in Stockholm. This was almost the same split between the two markets as the average split when trading in the Autoliv, Inc. securities started in May 1997. During 1999 and 2000, there was a trend that trading was concentrated in the Stockholm market, which accounted for 91% of the combined trading volume at the peak in 2000.
  In 2004, the daily average trading volume in New York increased by 75% to 405,252 shares after having increased by 64% in 2003. In Stockholm, the average trading volume rose by 11% to 589,299 after increasing by 23% in 2003. The Autoliv SDR was the 22nd most traded security in Stockholm, accounting for 1.4% of the trading compared to 1.2% during 2003. In total, 103 million Autoliv shares were traded in New York and 149 million in Stockholm during 2004. This means that each Autoliv security was traded on average 2.67 times in 2004 compared to 2.02 times in 2003.

SHAREHOLDERS

According to Autoliv's stock registrar, there are nearly 3,600 record holders of Autoliv stock, and according to our soliciting agent, there are over 22,000 beneficial holders that hold shares in a "street name" through a bank, broker or other nominee. According to the depository bank in Sweden, there are almost 4,200 record holders of the Autoliv SDR, and according to the Swedish soliciting agent, more than 11,000 "street holders" of the SDR. Many of these holders are nominees for other, non-Swedish nominees.
  Autoliv therefore estimates that the total number of beneficial Autoliv owners exceeds 40,000 and more than 60% of the securities are held in the U.S. and approximately 10% in Sweden. Most of the remaining securities are held in the U.K and central Europe. The largest shareholders known to the Company are shown in the table to the right.

RETURN TO SHAREHOLDERS

Dividend
If possible, quarterly dividends are paid on the first Thursday in the last month of each quarter. The record date is usually one month earlier and the ex-date typically two days before the record date. Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv's corporate website.
  The Board has declared a 25% increase in the quarterly dividend per share to 25 cents to be paid in March 2005 and another 20% increase to 30 cents per share to be paid in June 2005. As a result, since 2002, Autoliv has raised the quarterly dividend per share by 173% in five steps.

Share buy-backs
Autoliv is also creating shareholder value by buying back stock. During 2004, 3.4 million shares were repurchased for $144 million compared to 2.1 million during 2003 for $43 million. Since the start of the buy-back program in 2000, Autoliv has bought back 11.6 million shares at an average cost of $27.61 per share for a total of $320 million. At the end of 2004, the market value of these shares exceeded half a billion dollars.
  The authorization to buy back shares was first adopted in May 2000. In April 2003, the authorization was doubled from 10 million to 20 million shares. The remaining part of the repurchase authorizations could reduce the number of shares outstanding by 8.4 million.
  The repurchased shares are not retired but held as treasury stock.

Number of Shares
During 2004, the number of shares outstanding decreased by approximately 2.9 million to 92.0 million due to Autoliv's share repurchase program.
  If all outstanding stock options are exercised and all granted restricted stock units utilized (see Note 15 on page 41), the number of outstanding shares could increase by 1% to 92.9 million.

Shareholder Rights Plan
In 1997, Autoliv adopted a Shareholder Rights Plan designed to encourage third parties interested in acquiring a controlling block of shares in the Company to negotiate with the Board to preserve the best interest of all Autoliv shareholders (see Note 13 on page 40).

Annual General Meeting
Autoliv's next Annual General Meeting of Shareholders will be held on Tuesday, April 26, 2005, at The Four Seasons Hotel, 120 East Delaware Place, 900 North Michigan Avenue, Chicago, Illinois, 60611-1428 USA.
  Shareholders are urged to return their proxies whether or not they plan to attend the meeting.

STOCK TRANSFER AGENT & REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940
+1 (800) 446. 2617 (within the U.S.)
+1 (781) 575.2723 (outside the U.S.)
+1 (800) 952.9245 (hearing impaired)
Internet: www.equiserve.com

ANALYSTS

Analysts following Autoliv on a regular basis.
  ABG Sundal Collier
  ABG Sundal Collier - Klas Andersson
  ABN Amro - John Hernander
  Börsinsikt - David Lindström
  Carnegie - Oscar Stjerngren
  Cazenove - Ilan Chaitowitz
  Cheuvreux - Patrik Sjöblom
  Citigroup - Stuart Pearson
  Deutsche Bank - Christian Breitsprecher
  Dresdner Kleimwort Wasserstein - Thomas Aney
  Enskilda Securities - Anders Trapp
  Evli - Magnus Axen
  Exane BNP Paribas - Gregoire Rougnon
  Goldman Sachs - Ketih Hayes
  Hagströmer & Qviberg - Patric Lindqvist
  Handelsbanken - Carl Holmquist
  HVB - Rolf Woller
  J P Morgan - Himanshu Patel
  Kaupthing - Hampus Engellau
  Kepler Equities - Patrice Solaro
  Merrill Lynch - Thomas Besson
  Monnes, Crespi, Hardt & Co - Nick Pantazis
  Morgan Stanley - Adam Jonas
  Nordea - Magnus Behm
  Öhman - Fredrik Nilhov
  Skandiabanken - Jim Rotsman
  Société Générale - Frederic Labia
  Swedbank - Anders Bruzelius
  Thomas Weisel - Scott Merlis
  UBS Warburg - Graham Phillips

INVESTOR REQUESTS

North America
Autoliv North America.
1320 Pacific Drive,
Auburn Hills, MI 48326.1569, USA
Tel +1 (248) 475-0427
Fax +1 (801) 625-6672
ray.pekar@autoliv.com

Rest of the world
Autoliv, Inc.
Box 70381, SE-107 24 Stockholm,
Sweden
Tel +46 (0)8 5872 0623
Fax +46 (0)8 411 7025
mats.odman@autoliv.com

FINANCIAL INFORMATION

Autoliv's reports, news releases, proxy statements and other general information on the Company are published in English and Swedish and can be obtained free of charge upon request from Autoliv at the addresses given above. These documents are also available at the corporate website www.autoliv.com. Dates for publishing of quarterly reports are announced at Autolivs corporate website under Financial info.

The Largest Shareholders1)	Owner	Country	Number	Percentage

Barclays Global Investors		U.S.A.	6,548,099	7.1
Iridian Asset Management		U.S.A.	4,724,230	5.1
LSV Asset Management		U.S.A.	4,532,417	4.9
Alliance Capital Mgmt		U.S.A.	3,330,219	3.6
Franklin Templeton		U.S.A.	3,550,000	3.9
Management and Directors as a group1,3)			480,086	0.5
>40,000 other shareholders2)			68,793,126	74,9

Total, December 31, 2004			91,958,177	100.0
1) Known to the Company 2)As of March 2, 2005 3)Includes 283,972 shares issuable upon exercise of options that are exercisable within 60 days

Autoliv's reports, news releases, proxy statements and other general information on Autoliv are published in English and Swedish and can be obtained without charge upon request from Autoliv at the addresses given above.

Definitions

Capital employed
Total shareholders' equity and net debt.

Capital expenditures
Investments in property, plant and equipment.

Days inventory outstanding
Outstanding inventory at average exchange rates relative to average daily sales.

Days receivables outstanding
Outstanding receivables at average exchange rates relative to average daily sales.

Earnings per share
Net income relative to weighted average number of shares (net of treasury shares) assuming dilution.

Equity ratio
Shareholders' equity relative to total assets.

Gross margin
Gross profit relative to sales.

Headcount
Employees plus temporary, hourly workers.

Net debt
Short and long-term debt including debt-related derivatives less cash and cash equivalents.

Net debt to capitalization
Net debt in relation to total shareholders' equity (including minority) and net debt.

Number of employees
Employees with a continuous employment agreement, recalculated to full time equivalent heads.

Operating margin
Operating income relative to sales.

Pretax margin
Income before taxes relative to sales.

Return on capital employed
Operating income and equity in earnings of affiliates, relative to average capital employed.

Return on shareholders' equity
Net income relative to average shareholders' equity.

Working capital
Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from working capital.

Selected Financial Data

(Dollars in millions, except per share data)	2004	2003	2002	2001 1)	20011)2)	2000	20002)

Sales and Income
Net sales	$6,144	$5,301	$4,443	$3,991		$4,116
Operating income	513	427	323	182	$233	340	$389
Income before income taxes	485	397	279	125	176	291	340
Net income	326	268	176	53	105	169	218

Financial Position
Current assets excluding cash	1,962	1,822	1,518	1,350		1,312
Property, plant and equipment	1,160	1,052	917	845		867
Intangible assets (primarily goodwill)	1,709	1,710	1,690	1,685		1,739
Non-interest bearing liabilities	1,678	1,493	1,290	1,058		1,111
Capital employed	3,236	3,187	2,924	2,917		2,919
Net debt	599	785	864	1,023		1,009
Shareholders' equity	2,636	2,402	2,060	1,894		1,910
Total assets	5,354	4,931	4,356	4,086		4,134
Long-term debt	667	846	843	1,037		737

Per share data
Earnings per share (US$)3)	3.46	2.81	1.79	.54	1.07	1.67	2.16
Equity per share (US$)	28.66	25.31	21.39	19.32		19.49
Cash dividend declared per share (US$)	.75	.54	.44	.44		.44
Number of shares outstanding (million) 4)	92.0	94.9	96.3	98.0		97.8

Ratios
Gross margin (%)	19.9	18.9	18.1	16.6	16.6	19.1
Operating margin (%)	8.4	8.1	7.3	4.5	5.8	8.2	9.5
Pretax margin (%)	7.9	7.5	6.3	3.1	4.4	7.1	8.3
Return on capital employed (%)	16	14	11	6	8	12	14
Return on shareholders' equity (%)	13	12	9	3	6	9	11
Equity ratio (%)	49	49	47	46		46
Net debt to capitalization (%)	18	24	29	35		34
Days receivables outstanding	73	77	78	79		76
Days inventory outstanding	31	31	31	32		31

Other data
Airbag sales5)	4,028	3,608	3,160	2,817		2,934
Seat belt sales6)	2,116	1,693	1,283	1,174		1,182
Net cash provided by operating activities	680	529	509	266		266
Capital expenditures	324	258	228	248		235
Net cash used in investing activities	(303)	(275)	(240)	(270)		(428)
Net cash provided by (used in) financing activities	(261)	(273)	(257)	10		131
Number of employees, December 31	34,500	32,100	30,100	28,300		28,000

1) In 2001, Unusual items reduced gross profit by $46.1 million, income before taxes by $65.3 million, net income by $46.8 million and earnings per share by $.48 (see Note 10 for further details.)
2) Adjusted for the effect of the accounting principle FAS-142.
3) The differences between basic and dilutive per share amounts are approximately one cent for each year (see "Number of Shares" on page 55)
4) At year end, net of treasury shares.
5) Incl. Steering Wheels, Electronics, Inflators and Initiators.
6) Incl. Seat components.